UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934


                             Date: November 5, 2002


                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
--------------------------------------------------------------------------------
                     (Address of principal executive office)





    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                         Form 20-F |X|     Form 40-F |_|


 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
             Securities Exchange Act of 1934.]   Yes |_|   No |X|

                                EXPLANATORY NOTE

Attached are the unaudited condensed consolidated financial statements for Netia Holdings S.A. and its subsidiaries ("Netia") as at and for the three and nine-month periods ended September 30, 2002, together with certain additional information concerning Netia. This information is being submitted to the Securities and Exchange Commission in connection with the requirements of the Senior Dollar Notes Indenture and the Senior Euro Notes Indenture, dated as of September 10, 1999 and the Indenture dated June 9, 2000, in each case, between Netia Holdings II B.V., as issuer, Netia Holdings S.A., as guarantor, and State Street Bank and Trust Company, as trustee. We have prepared the unaudited condensed consolidated financial statements in accordance with International Accounting Standards, which differ in certain significant respects from generally accepted accounting principles in the United States of America.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

PART I
FINANCIAL INFORMATION

ITEM 1. THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS


TO THE SUPERVISORY BOARD AND SHAREHOLDERS
OF NETIA HOLDINGS S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Netia Holdings S.A. and its subsidiaries (the "Company") as at September 30, 2002, and the related condensed consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the three and nine-month periods ended September 30, 2002 and 2001. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing and auditing standards generally accepted in the United States of America applicable to review engagements. These standards require that we plan and perform the review to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements have not been properly prepared, in all material respects, in accordance with International Accounting Standard No 34 "Interim Financial Reporting."

We draw attention to Note 2 in the accompanying condensed consolidated financial statements, which describes the conditions relevant to the ability of the Company to continue as a going concern. These conditions indicate the existence of material uncertainties, which may cast significant doubt about the Company's ability to continue as a going concern.

The convenience translations, which are disclosed as part of the accompanying condensed consolidated financial statements, have not been reviewed.

We previously audited in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as at December 31, 2001 and the related consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the year then ended, presented herein for comparative purposes. In our report dated February 18, 2002, we expressed an unqualified opinion on those consolidated financial statements. We further included a paragraph regarding Management's concerns about the Company's ability to continue as a going concern. In our opinion, the information set forth in the condensed consolidated balance sheet as of December 31, 2001 and the related condensed consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the year then ended, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

International Accounting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net losses for the nine-month periods ended September 30, 2002 and 2001 and the determination of consolidated shareholders' deficit as at September 30, 2002 to the extent summarized in Note 13 to the condensed consolidated financial statements.


PricewaterhouseCoopers Sp. z o.o.

Warsaw, Poland
November 5, 2002

                               NETIA HOLDINGS S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                    SEPTEMBER 30,        DECEMBER 31,
                                                                                        2002                 2001
                                                                      NOTE           (UNAUDITED)          (AUDITED)
                                                                 ---------------  ------------------  ------------------
                                                                                        (PLN)               (PLN)
ASSETS

CURRENT ASSETS
Cash and cash equivalents.....................................                              374,100            486,946
Restricted investments........................................                               56,802             47,500
Accounts receivable...........................................
   Trade, net of impairment for doubtful
     accounts of PLN 43,879 and PLN 36,192....................                               87,402             91,838
   Government - value added tax...............................                                6,122             15,179
   Other......................................................                                6,649              3,510
Inventories...................................................                                1,548              1,708
Prepaid expenses..............................................                                9,737              9,358
                                                                                  ------------------  ------------------
TOTAL CURRENT ASSETS..........................................                              542,360            656,039

Investments...................................................                                1,061              1,949
Fixed assets, net.............................................         4                  2,278,213          2,454,309
Intangible assets.............................................
   Licenses, net..............................................                              647,272            695,149
   Computer software, net.....................................                              104,195             82,944
Other long term assets........................................         5                     60,999             13,957
                                                                                  ------------------  ------------------

TOTAL ASSETS..................................................                            3,634,100          3,904,347
                                                                                  ==================  ==================


/s/ Wojciech Madalski
-----------------------------------
W. Madalski
President of the Company


/s/ Avraham Hochman
-----------------------------------
A. Hochman
Chief Financial Officer



Warsaw, Poland
November 5, 2002





                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                           CONVENIENCE TRANSLATION (UNAUDITED)
                                                                                          --------------------------------------
                                                                                            SEPTEMBER 30,        DECEMBER 31,
                                                                                                2002                 2001
                                                                                          ------------------  ------------------
                                                                                                (USD)               (USD)
ASSETS

CURRENT ASSETS
Cash and cash equivalents..............................................                              90,184           117,387
Restricted investments.................................................                              13,693            11,451
Accounts receivable....................................................
   Trade, net of impairment for doubtful accounts of USD 10,578
     and USD 8,725, respectively.......................................                              21,070            22,139
   Government - value added tax........................................                               1,476             3,659
   Other...............................................................                               1,603               846
Inventories............................................................                                 373               412
Prepaid expenses.......................................................                               2,347             2,256
                                                                                          ------------------  ------------------
TOTAL CURRENT ASSETS...................................................                             130,746           158,150

Investments............................................................                                 256               470
Fixed assets, net......................................................                             549,205           591,656
Intangible assets......................................................
   Licenses, net.......................................................                             156,037           167,578
   Computer software, net..............................................                              25,118            19,995
Other long term assets.................................................                              14,705             3,366
                                                                                          ------------------  ------------------

TOTAL ASSETS...........................................................                             876,067           941,215
                                                                                          ==================  ==================











                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                             SEPTEMBER 30,         DECEMBER 31,
                                                                                                  2002                 2001
                                                                                 NOTE         (UNAUDITED)           (AUDITED)
                                                                                            -----------------   -----------------
                                                                                                 (PLN)               (PLN)
LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
Current maturities of long term debt...................................           6               3,702,559           3,396,869
Short-term liabilities for licenses....................................                             190,793             165,613
Accounts payable and accruals..........................................
   Trade...............................................................                              77,056             170,779
   Liabilities connected with cancellation of cash flow hedges.........                             203,882             224,907
   Accruals and other..................................................           6                 491,583             163,561
Deferred income........................................................                               7,520               7,495
                                                                                            -----------------   -----------------
TOTAL CURRENT LIABILITIES..............................................                           4,673,393           4,129,224
Long-term liabilities for licenses.....................................                             109,640              92,764
                                                                                            -----------------   -----------------
TOTAL LIABILITIES......................................................                           4,783,033           4,221,988

Commitments and Contingencies..........................................           12                      -                   -

Minority interest......................................................                              17,064              25,607

SHAREHOLDERS' DEFICIT                                                             7
Share capital (nominal par value of PLN 6 per share)...................                             203,285             203,285
Share premium .........................................................                           1,713,865           1,713,865
Treasury shares........................................................                              (2,812)             (3,611)
Accumulated deficit....................................................                          (3,080,335)         (2,256,787)
                                                                                            -----------------   -----------------
TOTAL SHAREHOLDERS' DEFICIT............................................                          (1,165,997)           (343,248)
                                                                                            -----------------   -----------------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT ...........................                           3,634,100           3,904,347
                                                                                            =================   =================










                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                         CONVENIENCE TRANSLATION
                                                                                               (UNAUDITED)
                                                                                  --------------------------------------
                                                                                   SEPTEMBER 30,          DECEMBER 31,
                                                                                        2002                  2001
                                                                                  -----------------   ------------------
                                                                                       (USD)                (USD)
LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
Current maturities of long term debt.....................................                 892,569              818,877
Short-term liabilities for licenses......................................                  45,994               39,924
Accounts payable and accruals............................................
   Trade.................................................................                  18,576               41,169
   Liabilities connected with cancellation of cash flow hedges...........                  49,150               54,218
   Accruals and other....................................................                 118,505               39,429
Deferred income..........................................................                   1,813                1,807
                                                                                  -----------------   ------------------
TOTAL CURRENT LIABILITIES................................................               1,126,607              995,425
Long-term liabilities for licenses.......................................                  26,431               22,362
                                                                                  -----------------   ------------------
TOTAL LIABILITIES........................................................               1,153,038            1,017,787

Commitments and Contingencies............................................                       -                    -

Minority interest........................................................                   4,114                6,173

SHAREHOLDERS' DEFICIT
Share capital (nominal par value of PLN 6 per share).....................                  49,006               49,006
Share premium ...........................................................                 413,159              413,159
Treasury shares..........................................................                    (678)                (870)
Accumulated deficit......................................................                (742,572)            (544,040)
                                                                                  -----------------   ------------------
TOTAL SHAREHOLDERS' DEFICIT .............................................                (281,085)             (82,745)
                                                                                  -----------------   ------------------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT .............................                 876,067              941,215
                                                                                  =================   ==================











                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (ALL AMOUNTS IN THOUSANDS)

                                                NINE-MONTH       NINE-MONTH       THREE-MONTH       THREE-MONTH
                                               PERIOD ENDED     PERIOD ENDED      PERIOD ENDED      PERIOD ENDED      YEAR ENDED
                                              SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,
                                                   2002             2001              2002              2001             2001
                                       NOTE    (UNAUDITED)       (UNAUDITED)      (UNAUDITED)       (UNAUDITED)        (AUDITED)
                                             ----------------- ---------------- ----------------- ----------------- ----------------
                                                  (PLN)             (PLN)            (PLN)             (PLN)             (PLN)
REVENUE
   Telecommunication services revenue
     Installation fees.................                1,552            1,786               480               394            2,192
     Monthly fees......................              109,613          102,365            37,292            38,146          142,068
     Calling charges...................              307,183          263,061           103,168            91,218          360,707
     Other telecommunication revenue...               18,343            5,682             8,120             1,245            7,196
                                             ----------------- ---------------- ----------------- ----------------- ----------------
                                                     436,691          372,894           149,060           131,003          512,163
   Other revenue
     Service...........................                6,664           13,019             1,080             4,793           18,235
     Sales of equipment................                7,017            8,070             2,256               993            8,453
                                             ----------------- ---------------- ----------------- ----------------- ----------------
  TOTAL REVENUE                                      450,372          393,983           152,396           136,789          538,851

COSTS
Interconnection charges................              (89,532)         (89,738)          (29,982)         (31,666)         (122,211)
Cost of equipment......................               (6,172)          (6,805)           (2,032)            (608)           (7,508)
Salaries and benefits..................              (77,313)         (89,331)          (24,945)         (34,691)         (104,498)
Social security costs..................              (12,490)         (15,667)           (3,348)          (4,036)          (20,833)
Depreciation of fixed assets .......... 4           (152,191)        (126,664)         (54,905)          (44,780)         (172,735)
Amortization of goodwill...............                     -         (17,938)                 -          (5,855)          (17,938)
Amortization of other intangible
  assets...............................              (54,825)         (41,145)          (18,231)          (16,287)         (62,892)
Impairment of goodwill.................                     -        (220,279)                 -         (220,279)        (220,279)
Impairment provision for fixed
  assets...............................             (108,689)         (96,861)         (108,689)          (96,861)        (116,247)
Other operating expenses...............             (143,837)        (160,514)          (43,400)          (64,987)        (222,609)
                                             ----------------- ---------------- ----------------- ----------------- ----------------
LOSS FROM OPERATIONS ..................             (194,677)        (470,959)         (133,136)         (383,261)        (528,899)

Financial expense, net................. 8           (634,397)        (389,324)         (202,113)         (376,916)        (230,019)
Effect of default on long term debt....                    -                -                 -                 -         (112,047)
Effect of canceling of swap
  transactions.........................                    -                -                 -                 -         (274,637)
                                             ----------------- ---------------- ----------------- ----------------- ----------------
LOSS BEFORE INCOME TAX.................             (829,074)        (860,283)         (335,249)         (760,177)      (1,145,602)
Income tax charge......................               (2,218)          (4,426)             (893)             (768)          (5,424)
                                             ----------------- ---------------- ----------------- ----------------- ----------------
LOSS BEFORE MINORITY INTEREST..........             (831,292)        (864,709)         (336,142)         (760,945)      (1,151,026)
Minority share in (profits) / losses
   of subsidiaries.....................                 7,744            1,901             8,011              (75)           1,809
                                             ----------------- ---------------- ----------------- ----------------- ----------------
NET LOSS...............................             (823,548)        (862,808)         (328,131)         (761,020)      (1,149,217)
                                             ================= ================ ================= ================= ================

BASIC AND DILUTED LOSS PER SHARE
  (not in thousands)................... 9             (26.69)          (28.00)           (10.61)           (24.69)          (37.29)
                                             ================= ================ ================= ================= ================

                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                            CONVENIENCE TRANSLATION
                                                                                  (UNAUDITED)
                                          ------------------------------------------------------------------------------------------
                                             NINE-MONTH         NINE-MONTH        THREE-MONTH       THREE-MONTH
                                            PERIOD ENDED       PERIOD ENDED      PERIOD ENDED       PERIOD ENDED       YEAR ENDED
                                           SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,      DECEMBER 31,
                                                2002               2001              2002               2001              2001
                                          -----------------  -----------------  ----------------  -----------------  ---------------
                                               (USD)               (USD)             (USD)              (USD)             (USD)
REVENUE
   Telecommunication services revenue
     Installation fees...................             374                431               116                 95               528
     Monthly fees........................          26,424             24,677             8,990              9,196            34,248
     Calling charges.....................          74,052             63,416            24,871             21,990            86,955
     Other telecommunication revenue.....           4,422              1,370             1,957                300             1,735
                                          -----------------  -----------------  ----------------  -----------------  ---------------
                                                  105,272             89,894            35,934             31,581           123,466
   Other revenue
     Service.............................           1,606              3,138               260              1,155             4,396
     Sales of equipment..................           1,692              1,945               544                239             2,038
                                          -----------------  -----------------  ----------------  -----------------  ---------------
  TOTAL REVENUE                                   108,570             94,977            36,738             32,975           129,900

COSTS
Interconnection charges..................         (21,583)           (21,633)           (7,228)            (7,634)          (29,461)
Cost of equipment........................          (1,488)            (1,640)             (490)              (147)           (1,810)
Salaries and benefits....................         (18,638)           (21,535)           (6,013)            (8,363)          (25,191)
Social security costs....................          (3,011)            (3,777)             (807)              (973)           (5,022)
Depreciation of fixed assets ............         (36,688)           (30,535)          (13,236)           (10,795)          (41,641)
Amortization of goodwill.................                -            (4,324)                 -            (1,411)           (4,324)
Amortization of other intangible assets..         (13,217)            (9,919)           (4,395)            (3,926)          (15,161)
Impairment of goodwill...................                -           (53,102)                 -           (53,102)          (53,102)
Impairment provision for fixed assets....         (26,202)           (23,350)          (26,202)           (23,350)          (28,023)
Other operating expenses.................         (34,675)           (38,695)          (10,461)           (15,666)          (53,665)
                                          -----------------  -----------------  ----------------  -----------------  ---------------
LOSS FROM OPERATIONS ....................         (46,931)          (113,533)          (32,094)           (92,392)         (127,500)

Financial expense, net...................        (152,933)           (93,854)          (48,723)           (90,863)          (55,451)
Effect of default on long term debt......               -                  -                 -                  -           (27,011)
Effect of canceling of swap transactions.               -                  -                 -                  -           (66,206)
                                          -----------------  -----------------  ----------------  -----------------  ---------------
LOSS BEFORE INCOME TAX...................        (199,864)          (207,387)          (80,817)          (183,255)         (276,168)
Income tax charge........................            (535)            (1,067)             (215)              (185)           (1,308)
                                          -----------------  -----------------  ----------------  -----------------  ---------------
LOSS BEFORE MINORITY INTEREST............        (200,399)          (208,454)          (81,032)          (183,440)         (277,476)
Minority share in (profits) / losses
   of subsidiaries.......................           1,867                458              1,931               (18)              436
                                          -----------------  -----------------  ----------------  -----------------  ---------------
NET LOSS.................................        (198,532)          (207,996)          (79,101)          (183,458)         (277,040)
                                          =================  =================  ================  =================  ===============

BASIC AND DILUTED LOSS PER SHARE (not in
   thousands)............................           (6.43)             (6.75)            (2.56)             (5.95)            (8.99)
                                          =================  =================  ================  =================  ===============

                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
                        SHAREHOLDERS' EQUITY / (DEFICIT)
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                                           TOTAL
                                                SHARE        SHARE        TREASURY       HEDGING       ACCUMULATED     SHAREHOLDERS'
                                               CAPITAL      PREMIUM        SHARES        RESERVE         DEFICIT          DEFICIT
                                              ----------- -------------- ------------- ------------- ---------------- --------------
                                                (PLN)        (PLN)          (PLN)         (PLN)           (PLN)             (PLN)
BALANCE AS AT JANUARY 1, 2002 (AUDITED)......   203,285      1,713,865        (3,611)            -       (2,256,787)       (343,248)

Exchange of shares with minority shareholder.         -              -            799            -                 -            799

Net loss.....................................         -              -              -            -         (823,548)       (823,548)
                                              ----------- -------------- ------------- ------------- ---------------- --------------
BALANCE AS AT SEPTEMBER 30, 2002 (UNAUDITED).   203,285      1,713,865        (2,812)            -       (3,080,335)     (1,165,997)
                                              =========== ============== ============= ============= ================ ==============

                                                                                                                           TOTAL
                                                                                                                       SHAREHOLDERS'
                                                SHARE        SHARE        TREASURY       HEDGING       ACCUMULATED        EQUITY/
                                               CAPITAL      PREMIUM        SHARES        RESERVE         DEFICIT         (DEFICIT)
                                              ----------- -------------- ------------- ------------- ---------------- --------------
                                                (PLN)        (PLN)          (PLN)         (PLN)           (PLN)             (PLN)

BALANCE AS AT JANUARY 1, 2001
As previously reported (Audited)............     203,285      1,713,865       (3,611)            -       (1,133,128)        780,411
Effect of adopting IAS 39 (Unaudited) ......           -              -            -       (25,424)          25,558             134
                                              ----------- -------------- ------------- ------------- ---------------- --------------
AS RESTATED (UNAUDITED).....................     203,285      1,713,865       (3,611)      (25,424)      (1,107,570)        780,545
                                              ----------- -------------- ------------- ------------- ---------------- --------------

Cash flow hedges
   Fair value losses, net of tax............           -              -            -       (60,909)               -         (60,909)
   Reclassified and reported in the
    statement of operations.................           -              -            -        29,315                -          29,315
                                              ----------- -------------- ------------- ------------- ---------------- --------------
Net losses not recognized in the statement of          -              -            -       (31,594)               -         (31,594)
   operations...............................
Net loss....................................           -              -            -             -         (862,808)       (862,808)
                                              ----------- -------------- ------------- ------------- ---------------- --------------
TOTAL RECOGNIZED LOSSES (UNAUDITED).........           -              -            -       (31,594)        (862,808)       (894,402)
                                              ----------- -------------- ------------- ------------- ---------------- --------------

BALANCE AS AT SEPTEMBER 30, 2001 (UNAUDITED).    203,285      1,713,865       (3,611)      (57,018)      (1,970,378)       (113,857)
                                              =========== ============== ============= ============= ================ ==============





                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


                                                   NINE-MONTH       NINE-MONTH        THREE-MONTH       THREE-MONTH
                                                  PERIOD ENDED     PERIOD ENDED       PERIOD ENDED     PERIOD ENDED     YEAR ENDED
                                                 SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,   DECEMBER 31,
                                                      2002             2001               2002             2001            2001
                                                  (UNAUDITED)       (UNAUDITED)        (UNAUDITED)      (UNAUDITED)      (AUDITED)
                                                 ---------------- ----------------  ----------------- --------------- --------------
                                                     (PLN)             (PLN)              (PLN)            (PLN)           (PLN)
Cash flows from operating activities:
   NET LOSS.....................................       (823,548)        (862,808)          (328,131)        (761,020)    (1,149,217)
Adjustments to reconcile net loss to net cash
  provided by operating activities..............
   Depreciation of fixed assets and amortization
    of goodwill, licenses and other intangible
    assets......................................        207,016          185,747             73,136           66,922        253,565
   Amortization of discount on notes............              -           95,009                  -           33,668        106,830
   Interest expense accrued on license
    liabilities.................................         15,890           12,009              5,387            5,147         19,894
   Interest expense accrued on long term debt...        314,951          232,372            109,520           78,760        285,995
   Minority share in profits / (losses)
    of subsidiaries.............................        (7,744)          (1,901)            (8,011)               75         (1,809)
   Impairment of goodwill.......................              -          220,279                  -          220,279        220,279
   Impairment provision for fixed assets........        108,689           96,861            108,689           96,861        116,247
   Effect of default on long term debt..........              -                -                  -                -        112,047
   Effect of canceling of swap transactions.....              -                -                  -                -        274,637
   Allowance for debtors subject
    to court settlements........................              -           16,944                  -           16,944         16,974
   Decrease in long term assets.................              -            1,425                  -                -          1,425
   Foreign exchange (gains) / losses on
     translation of long term debt and
     restricted investments.....................         317,397          78,273             88,412          258,397       (157,314)
   Changes in working capital...................          20,355          71,155             24,473           26,104         78,059
                                                 ---------------- ----------------  ----------------- --------------- --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES.......        152,703          145,365             73,475           42,137        177,612
Cash flows used in investing activities:
   Purchase of fixed assets and computer
    software....................................       (221,071)        (513,881)           (56,299)        (125,819)      (582,779)
   Purchase of minority interest shareholdings
    in subsidiaries.............................               -         (60,883)                  -            (231)       (60,883)
   Decrease of investments......................               -           8,500                   -                -         8,500
   Payments for licenses........................               -          (3,998)                  -                -        (3,998)
                                                 ---------------- ----------------  ----------------- --------------- --------------
NET CASH USED IN INVESTING ACTIVITIES...........       (221,071)        (570,262)           (56,299)        (126,050)      (639,160)
Cash flows used in financing activities:
   Payment of interest on long term debt........               -         (55,220)                  -                -      (111,355)
   Payments related to restructuring............        (46,379)                -           (13,851)                -        (8,740)
   Increase of restricted cash..................               -          (7,135)                  -          (7,135)
   Payment for cancellation of swap transaction.        (29,279)                -                  -                -       (22,460)
                                                 ---------------- ----------------  ----------------- --------------- --------------
NET CASH USED IN FINANCING ACTIVITIES...........        (76,018)         (62,355)           (13,851)          (7,135)      (142,555)
Effect of exchange rate change on cash and cash
     equivalents................................         31,540          (12,210)             5,838            70,265       (51,801)
Net change in cash and cash equivalents.........       (112,846)        (499,462)              9,163         (20,783)      (655,904)
Cash and cash equivalents at beginning of period        486,946        1,142,850            364,937          664,171      1,142,850
                                                 ---------------- ----------------  ----------------- --------------- --------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD......        374,100          643,388            374,100          643,388        486,946
                                                 ================ ================  ================= =============== ==============


                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


NON-CASH INVESTING ACTIVITIES:

      The Company incurred the following liabilities at the end of each period, which were related to fixed asset or construction in progress additions:

                           SEPTEMBER 30,       SEPTEMBER 30,       DECEMBER 31,
                                2002                2001               2001
                            (UNAUDITED)         (UNAUDITED)         (AUDITED)
                          -----------------   -----------------  --------------
                               (PLN)               (PLN)               (PLN)

                               50,036             124,392             154,604


SUPPLEMENTAL DISCLOSURES:

                                        NINE-MONTH         NINE-MONTH         THREE-MONTH        THREE-MONTH
                                       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        PERIOD ENDED        YEAR ENDED
                                      SEPTEMBER 30,      SEPTEMBER 30,       SEPTEMBER 30,      SEPTEMBER 30,       DECEMBER 31,
                                           2002               2001               2002                2001               2001
                                       (UNAUDITED)         (UNAUDITED)        (UNAUDITED)        (UNAUDITED)         (AUDITED)
                                     -----------------  -----------------   ----------------   -----------------  -----------------
                                          (PLN)              (PLN)               (PLN)              (PLN)              (PLN)
Interest paid.....................               -            150,864                  -                   -           256,868
Income taxes paid / (recovered)...           1,663              4,426                  -                 768            (4,915)


      Interest paid during the year ended December 31, 2001 include PLN 111,355 of payment from the Company's cash and cash equivalents and PLN 145,513 from the Company's investment accounts. Interest paid during the nine-month period ended September 30, 2001 include PLN 55,220 of payment from the Company's cash and cash equivalents and PLN 95,644 from the Company's investment accounts.










                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                              CONVENIENCE TRANSLATION
                                                                                    (UNAUDITED)
                                            ---------------------------------------------------------------------------------------
                                               NINE-MONTH        NINE-MONTH       THREE-MONTH        THREE-MONTH
                                              PERIOD ENDED      PERIOD ENDED      PERIOD ENDED       PERIOD ENDED     YEAR ENDED
                                             SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,      SEPTEMBER 30,    DECEMBER 31,
                                                  2002              2001              2002               2001            2001
                                            ----------------- -----------------  ----------------  ----------------- --------------
                                                 (USD)              (USD)            (USD)              (USD)            (USD)
Cash flows from operating activities:
   NET LOSS................................        (198,532)         (207,996)          (79,101)          (183,458)      (277,040)
Adjustments to reconcile net loss to net
   cash provided by operating activities...
   Depreciation of fixed assets and
    amortization of goodwill, licenses
    and other intangible assets............          49,905            44,778            17,631             16,132         61,126
   Amortization of discount on notes.......               -            22,904                 -              8,116         25,753
   Interest expense accrued on license
    liabilities............................           3,831             2,895             1,299              1,241          4,796
   Interest expense accrued on long
   term debt...............................          75,925            56,018            26,402             18,987         68,944
   Minority share in profits / (losses)
    of subsidiaries........................          (1,867)             (458)           (1,931)                18          (436)
   Impairment of goodwill..................               -            53,102                 -             53,102         53,102
   Impairment provision for fixed assets...          26,201            23,350            26,201             23,350         28,023
   Effect of default on long term debt.....               -                 -                 -                  -         27,011
   Effect of canceling of swap
    transactions...........................               -                 -                 -                  -         66,206
   Allowance for debtors subject
    to court settlements...................               -             4,085                 -              4,085          4,092
   Decrease in long term assets............               -               344                 -                  -            344
   Foreign exchange (gains) / losses on
     translation of long term debt
     and restricted investments............          76,514            18,868            21,313             62,291        (37,923)
   Changes in working capital..............           4,835            17,153            (5,899)             6,294         18,819
                                            ----------------- -----------------  ----------------  ----------------- --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES..          36,812            35,043            17,713             10,158         42,817
Cash flows used in investing activities:
   Purchase of fixed assets and computer
    software...............................         (53,293)         (123,880)          (13,572)          (30,331)       (140,489)
   Purchase of minority interest
    shareholdings in subsidiaries..........               -           (14,677)                -               (56)        (14,677)
   Decrease of investments.................               -             2,049                 -                 -           2,049
   Payments for licenses...................               -              (964)                -                 -            (964)
                                            ----------------- -----------------  ----------------  ----------------- --------------
NET CASH USED IN INVESTING ACTIVITIES......         (53,293)         (137,472)          (13,572)          (30,387)       (154,081)
Cash flows used in financing activities:
   Payment of interest on long term debt...               -           (13,312)                -                 -         (26,844)
   Payments related to restructuring.......         (11,267)                -            (3,339)                -          (2,107)
   Increase of restricted cash.............               -            (1,720)                -            (1,720)              -
   Payment for cancellation of swap
    transaction............................          (7,058)                -                 -                 -          (5,415)
                                            ----------------- -----------------  ----------------  ----------------- --------------
NET CASH USED IN FINANCING ACTIVITIES......         (18,325)          (15,032)           (3,339)            (1,720)       (34,366)
Effect of exchange rate change on cash
     and cash equivalents..................           7,603            (2,943)            1,407             16,939        (12,488)
Net change in cash and cash equivalents....         (27,203)         (120,404)            2,209             (5,010)      (158,118)
Cash and cash equivalents at beginning
     of period.............................         117,387           275,505            87,975            160,111        275,505
                                            ----------------- -----------------  ----------------  ----------------- --------------
CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................          90,184           155,101            90,184            155,101        117,387
                                            ================= =================  ================  ================= ==============


                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)






NON-CASH INVESTING ACTIVITIES:

The Company incurred the following liabilities at the end of each period, which were related to fixed asset or construction in progress additions:

                                          CONVENIENCE TRANSLATION
                                                (UNAUDITED)
                          -----------------------------------------------------
                           SEPTEMBER 30,      SEPTEMBER 30,       DECEMBER 31,
                               2002                2001               2001
                          ----------------   -----------------  ---------------
                               (USD)               (USD)              (USD)

                                12,062             29,987            37,270



SUPPLEMENTAL DISCLOSURES:

                                                                      CONVENIENCE TRANSLATION
                                                                            (UNAUDITED)
                                   -----------------------------------------------------------------------------------------------
                                      NINE-MONTH         NINE-MONTH         THREE-MONTH        THREE-MONTH
                                     PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        PERIOD ENDED        YEAR ENDED
                                    SEPTEMBER 30,      SEPTEMBER 30,       SEPTEMBER 30,      SEPTEMBER 30,       DECEMBER 31,
                                         2002               2001               2002                2001               2001
                                   -----------------  -----------------   ----------------   -----------------  ------------------
                                        (USD)               (USD)              (USD)               (USD)              (USD)
Interest paid....................                -             36,369                  -                   -             61,923
Income taxes paid / (recovered)..              401              1,067                  -                 185             (1,185)


      Interest paid during the year ended December 31, 2001 include USD 26,844 of payment from the Company's cash and cash equivalents and USD 35,079 from the Company's investment accounts. Interest paid during the nine-month period ended September 30, 2001 include USD 13,312 of payment from the Company's cash and cash equivalents and USD 23,057 from the Company's investment accounts.










                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



1.  THE COMPANY


         Netia Holdings S.A. (the "Company", or "Netia Holdings") was formed in 1990 as a limited liability company under the laws of Poland and was transformed into a joint stock company in 1992. The Company is engaged through its subsidiaries (together: the "Netia Group") in the design, construction and operation of modern digital telecommunication and data transmission networks.

         The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of Poland's biggest cities - Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1 Sp. z o.o. ("Netia 1"), received a license for domestic long distance telephone services. As of January 1, 2001, on the basis of the new Telecommunication Act ("NTA") all telephone licenses were converted by virtue of law into telecommunication permits. (See Note 12 for further details regarding conversion of licenses to permits.) On the basis of these permits, the Netia Group currently provides various voice telephone services in areas covering approximately 33% and reaching approximately 40% of the population of Poland, including nine of Poland's ten largest cities (Warsaw, Katowice, Krakow, Gdansk, Lublin, Poznan, Bydgoszcz, Szczecin and Wroclaw). These services include switched, fixed-line voice telephone service (including, since August 2001, domestic long distance) Integrated Services Digital Network ("ISDN"), voice mail, dial-up and fixed-access Internet, leased lines, Voice over Internet Protocol ("VoIP") and co-location services. In September 2001, the Netia Group began offering frame relay services. Netia is the second operator in Poland offering, since February 2002, services based upon an Intelligent Network:
Freephone ("0800") and Split Charge ("0801"). In the near future the Netia Group also expects to begin offering "0-708" premium rate services, based on an arbitration decision issued by the President of the Office for the Regulations of Telecommunications and Post (the "ORTP") and subject to the successful completion of negotiations with TPSA in respect of interconnections with TPSA. The Netia Group has recently launched wholesale services, including the wholesale termination of in-bound traffic, which have been offered since early 2001, and duct, dark fiber and capacity leasing and co-location services, which have been offered beginning in the second half of 2002. The Netia Group is also engaged in installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

         The Company is subject to the periodic reporting requirements in the U.S. of the Securities Exchange Act of 1934, as amended, and of the Polish reporting requirements for companies listed on the Warsaw Stock Exchange. Its ordinary shares have been listed for trading on the Warsaw Stock Exchange since September 2000. Between August 1999 and August 2002 the Company's American Depositary Shares ("ADSs") were listed for trading on the NASDAQ stock market ("NASDAQ"). On October 14, 2002 the NASDAQ Listing Qualifications Panel decided to de-list Netia's ADSs from the NASDAQ, effective as of the opening of the business on October 15, 2002 (see also Note 14).

         The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

2.  GOING CONCERN (NOT IN THOUSANDS)


         These interim condensed consolidated financial statements have been prepared on the basis of an assumption that the Company is a going concern. As at September 30, 2002, the Company had an accumulated deficit of PLN 3,080 million, a shareholders' deficit of PLN 1,166 million and a working capital deficit of PLN 4,131 million.

         On December 15, 2001, the Company defaulted on several interest payments on two series of its notes. Those defaults triggered cross-default provisions under the terms of the indentures governing the four other series of notes and, as a result, the Company is currently in default on all six series of the issued notes that are outstanding. The Company has also defaulted on swap payments under certain swap agreements. The Company also did not make all subsequent payments of interest due after December 15, 2001. As a result of these defaults and a shareholders' equity which - as calculated according to Polish Accounting Standards - has been at deficit since December 2001, the Company was obliged to file for bankruptcy under Polish law unless it petitioned for the opening of arrangement. To avoid filing for bankruptcy, Netia Holdings S.A., Netia Telekom S.A. ("Telekom") and Netia South Sp. z o.o. ("South") petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

         Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the notes. Unlike the events of default for non-payment and cross-default, which require notice prior to acceleration, such an event of default regarding the occurrence of certain events of bankruptcy, insolvency or reorganization does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of the holders of the Company's notes have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

    RESTRUCTURING AND EXCHANGE AGREEMENTS

         On March 5, 2002, the Company reached an agreement on the restructuring (the "Restructuring Agreement") of its debt with an ad hoc committee of its Noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., owning together in that period approximately 57.4% of the Company's share capital, with the latter two acting separately as the largest shareholders of Netia Holdings. Under the Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen the Company's balance sheet. The Company's share capital currently consists of 31,419,172 shares. Pursuant to the Restructuring, the parties agreed that the Company would issue new notes with an aggregate principal amount of EUR 50 million and up to 317,682,740 ordinary series H shares to holders of the existing notes and JPMorgan Chase Bank ("JPMorgan") in exchange for relinquishing their claims in respect of the existing notes and swap payments, respectively. Giving effect to the issue of series H shares, the Noteholders and JPMorgan would hold shares representing 91% of the Company's share capital, without taking into account the effect of warrants to be issued in connection with the restructuring and shares to be issued under the key employee stock option plan. The ad hoc committee had received consents from holders representing approximately 90% of the principal amount of the existing notes. The Restructuring Agreement requires the Company to use its commercial best efforts to retain the listing of its shares on the Warsaw Stock Exchange and to list the new notes on the Luxembourg Stock Exchange. The Company filed the Polish Prospectus in connection with the offering of series H shares with the Polish Securities and Exchange Commission on April 5, 2002. As required by the Dutch law on September 27, 2002 the Company also filed with the Netherlands Authority for Financial Markets an Offering Circular in connection with the offering of series H shares and the new notes. Pursuant to the terms of the Restructuring Agreement the existing shareholders of the Company will be issued transferable warrants to acquire an aggregate of 64,848,652 ordinary shares representing 15% of the Company's post-restructuring share capital (after the provision of 18,373,785 ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan). The strike price applicable to the warrants shall correspond to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


trading days beginning 31 days following the successful closing of the restructuring. The Company shall seek to pay its trade creditors in full as their claims become due and payable.

         On June 14, 2002, an exchange agreement (the "Exchange Agreement") was signed by the Company, certain of its subsidiaries and a substantial majority of the consenting creditor parties who executed the Restructuring Agreement. The Exchange Agreement is intended to specify further terms of the financial restructuring outlined in the Restructuring Agreement, and to provide the means for the implementation of the terms of the restructuring as set out in the Restructuring Agreement. Noteholders who signed the Exchange Agreement consented to certain amendments to the existing indentures for each of the series of notes issued by Netia Holdings B.V. ("NH BV") and Netia Holdings II B.V. ("NH II BV") currently outstanding.

         The implementation of the restructuring , which involves complex legal issues, will likely require decisions to be issued by various administrative bodies and courts and it is possible that the Company may not be able to obtain all such decisions in a timely manner, if at all, and the restructuring agreement may be terminated prior to the consummation of the restructuring.

    ARRANGEMENT PROCEEDINGS IN POLAND

         The arrangement proceedings for Telekom, Netia Holdings and South were opened on April 22, 2002, May 15, 2002 and May 20, 2002, respectively. The Company should be able to continue its day-to-day operations for as long as the arrangement proceedings remain open.

         On June 24, 2002, a general meeting of creditors of Telekom was held. At the meeting, 98.3% of Telekom's creditors entitled to vote at that meeting voted in favor of the reduction of Telekom's indebtedness by 91.3% as approved by the court on June 25, 2002. A minority group of the Company's claimholders (the "Dissenting Parties") filed a complaint against the court's approval of Telekom's arrangement proceedings. Telekom filed a motion for a rejection of the appeal on August 7, 2002. Along with the appeal, the Dissenting Parties also filed a motion for their admission as participants to Telekom's arrangement proceeding. The Dissenting Parties are not direct creditors of Telekom, and are not therefore participants in that proceeding. The Dissenting Parties were claiming that as creditors of the Company, a creditor of Telekom, they had an interest in the results of the proceeding and should therefore be admitted as a participant. On September 11, 2002 the Regional Court in Warsaw rejected the appeal of the Dissenting Parties dated August 7, 2002 against the court's approval of Telekom's arrangement proceeding. On October 8, 2002 the Dissenting Parties submitted to the District Court in Warsaw a compliant against the decision of the Regional Court in Warsaw dated September 11, 2002. On October 21, 2002 Netia Holdings, Telekom and South entered into an agreement (the "Agreement and Releases") with the Dissenting Parties, who previously objected the restructuring. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew on October 28, 2002 all their claims in connection with the arrangement proceedings (For details see Note 14).

         The decision of the Regional Court in Warsaw dated June 25, 2002 approving the arrangement proceedings of Telekom will become final and unappealable if: (i) the court issues a decision to discontinue the appeals proceedings commenced by the Dissenting Parties as a result of withdrawal of all objections and appeals by the Dissenting Parties on October 28, 2002; and (ii) decisions discontinuing the appeals proceedings become final and unappealable.

         On June 28, 2002, a general meeting of Netia Holdings' creditors was held. At the meeting, a total of 95.3% of its creditors voted in favor of the reduction of Netia Holdings' debt by 91.3%. On August 9, 2002, the court approved the Netia Holdings arrangement. On August 16, 2002 the Dissenting Parties have appealed the decision of the court. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew on October 28, 2002 all their claims in connection with the arrangement proceedings (For details see Note 14).

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


         The decision of the Regional Court in Warsaw dated August 9, 2002 approving the arrangement proceedings of Netia Holdings will become final and unappealable if: (i) the court issues a decision to discontinue the appeals proceedings commenced by the Dissenting Parties as a result of withdrawal of all objections and appeals by the Dissenting Parties on October 28, 2002; and (ii) decisions discontinuing the appeals proceedings become final and unappealable.

         The arrangement for South was adopted by creditors at the creditors' meeting on August 29, 2002. During the meeting, 100% of its creditors voted in favor of the 99% reduction of South's indebtedness. On July 16, 2002, the Dissenting Parties filed a motion for their admission to South's arrangement proceeding. The Dissenting Parties are not direct creditors of South, and consequently they are not participants in that proceeding. They were claiming that, as creditors of South's creditor, they have an interest in the result of the proceedings and should therefore be admitted as participants. Their motion was rejected by the court on August 9, 2002. The decision has been appealed by the Dissenting Parties. On September 18, 2002 the court postponed issuing the decision on approval of the arrangement until this appeal is completed. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew on October 28, 2002 all their claims in connection with the arrangement proceedings (For details see Note 14).

         The arrangement proceeding for South will be completed if: (i) the court issues a decision to discontinue the appeals proceedings commenced by the Dissenting Parties as a result of withdrawal of all objections and appeals by the Dissenting Parties on October 28, 2002; (ii) such decision becomes final and unappealable; (iii) the Regional Court in Warsaw approves the arrangement with creditors dated August 29, 2002, and (iv) the decision of the Regional Court in Warsaw approving the arrangement with creditors becomes final and unappealable.

         If a final order to reduce the Company's indebtedness is not granted, Netia will have to file for bankruptcy under Polish law within two weeks after such event occurs.

    MORATORIUM PROCEEDINGS IN THE NETHERLANDS

         On July 12, 2002, NH BV, NH II BV and Netia Holdings III B.V. ("NH III BV"), Dutch wholly owned special-purpose finance subsidiaries of the Company, each filed applications with the Dutch court in order to restructure the obligations owed under the existing notes issued by NH BV and NH II BV and under a cross-currency swap agreement executed by NH III BV As requested in the applications, on July 12, 2002, the Dutch court granted provisional moratorium of payments (voorlopige surseance van betaling) to these companies. The composition plans presented by NH BV, NH II BV and NH III BV to the Dutch court include canceling the obligations under the existing notes and the swap agreement in exchange for issuing new notes with a principal amount of EUR 50 million, to be issued by NH BV, and the possibility of exchanging reduced claims in the form of installment obligations to be received pursuant to the arrangements in Poland for series H shares to be issued by the Company.

         In order to be accepted, a composition plan must be approved by two thirds of the recognized and admitted creditors representing three fourths of the nominal amount of the recognized and admitted claims of the relevant debtor. As a consequence of this system, recognized or admitted creditors not present or represented at the creditors' meeting or recognized or admitted creditors who are present or represented but abstain from voting shall effectively be considered to have voted against the composition plan. In the event of the non-acceptance of a composition plan by the creditors, the Dutch court may, at its discretion, declare the relevant debtor bankrupt.

         At the creditors' meetings of the NH BV, NH II BV and NH III BV held on October 28, 2002, all creditors present cast their votes in favor of the composition plans of the NH BV, NH II BV and NH III BV. The hearing on approval of the composition plans will be held on November 6, 2002.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


         The Dutch court can postpone the date on which it will consider the ratification of a composition plan. Before ratification takes place, the administrator and the creditors are entitled to notify the supervisory judge of their positions with respect to the ratification of the composition plan. The supervisory judge then renders a written report on the composition plan. The court must refuse to ratify the composition plan if one or more of the following conditions exist: (a) the value of the assets of the estate considerably exceeds the amount agreed to in the composition plan; (b) the performance of the composition plan is not sufficiently guaranteed; (c) the composition plan was reached by means of a fraudulent act or by other unfair means or the plan provides for preferential treatment of one or more creditors; and/or (d) the fees and expenses of the experts and the administrator(s) have not been paid to the administrator(s), or in the absence of such payment, security has not been issued therefor. In addition to these grounds, the court has the discretion to refuse the ratification of the composition plan on other grounds or on its own motion (ambtshalve). The court may, at its own discretion, declare the debtor bankrupt simultaneously with its refusal to ratify the composition plan. The ratification of or the refusal to ratify a composition plan is open to appeal for a period of eight days after the date of the court decision.

         Each creditor towards whom the debtor does not timely fulfil its obligations under the composition plan may request dissolution of the composition plan by the court. In that case the debtor would be required to prove that it had fulfilled its obligations under the composition plan. The court may grant the debtor a postponement of one month in order to fulfil its obligations. If the court dissolves the composition plan it will most likely declare the debtor bankrupt.

         NH BV, NH II BV and NH III BV in proposing their composition plans, are trying to ensure that the outcome of these plans will fit as much as possible within the proposed restructuring. However, as the Dutch proceedings are governed by Dutch law and the Polish arrangement proceedings are governed by Polish law, the proceedings may not run parallel and, consequently, there may be discrepancies that may affect the ability to implement the proposed restructuring.

         In view of the high degree of financial interdependence between the companies of the Netia Group, execution of the Dutch composition plans (particularly the delivery of the new notes) will take place as soon as possible after both the moratorium of payments of NH BV, NH II BV and NH III BV and the Polish arrangement proceedings have come to a definitive end, either through the judgements in the Dutch moratorium proceedings and the Polish arrangement proceedings having become unconditional and irrevocable (prawomocne), or otherwise. At this stage it is unclear when the moratorium of NH BV, NH II BV and NH III BV and the Polish arrangement proceedings will come to a definitive end and, consequently, when the composition plans will be executed.

    SECTION 304 PROCEEDINGS IN THE UNITED STATES

         In connection with the arrangement proceedings in Poland, Netia commenced an ancillary proceeding in the US Bankruptcy Court of the Southern District of New York (the "US Bankruptcy Court") pursuant to section 304 of the US Bankruptcy Code. The ancillary proceeding sought, among other things, the turnover to Netia of deposits of PLN 57 million (the "Deposits") that Netia set aside to fund certain interest payments under the 13.75% Senior Notes due 2010. The Deposits were created pursuant to an investment agreement, dated as of June 9, 2000 (the "Investment Agreement"), between Telekom, South and State Street Bank and Trust Company, as amended by an assignment and assumption agreement, dated as of March 31, 2001, between Telekom, South and Netia. The Investment Agreement is governed by New York law. The Dissenting Parties, who are holders of the 13.75% Senior Notes due 2010, challenged Netia's right to the Deposits, claiming that the Deposits belong to the holders of such notes. By order dated May 28, 2002, the US Bankruptcy Court, finding that Netia had demonstrated a likelihood of success over the objections of the Dissenting Parties, issued a preliminary injunction enjoining the Dissenting Parties from taking any action against the Deposits pending the US Bankruptcy Court's final determination. Seeking to vacate the injunction and establish their entitlement to the Deposits, the Dissenting Parties appealed the US Bankruptcy Court's May 28, 2002 order to the US District Court of the Southern District of New York. Upon the Dissenting Parties' motion filed with the US Bankruptcy Court pursuant to the Agreement and Releases, the appeals were dismissed on October 28, 2002 without prejudices to reinstatement by any party on or before January 28, 2003, in the event the restructuring is not completed by then.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


Independently of the decision with respect to the permanent injunction, the US Bankruptcy Court will decide whether the Deposits should be turned over to Netia.

         By a decision dated September 12, 2002, the US Bankruptcy Court, finding that Netia prevailed over the Dissenting Parties' objections, converted the preliminary injunction into a permanent injunction preventing the Dissenting Parties from taking any action against the Deposits pending the US Bankruptcy Court's decision to have the Deposits turned over to Netia. The US Bankruptcy Court's decision to turn the Deposits over to Netia is still pending.

    RESULTS OF RESTRUCTURING TRANSACTIONS

         As result of the restructuring transactions, liabilities relating to the Company's notes will be fully reduced in the Dutch moratorium and replaced by liabilities resulting from the guarantees issued previously by Netia Holdings to the Noteholders and swap counterparties. These guarantees will be reduced in the Polish arrangement proceedings to 8.7% of their original values. The creditor parties will be offered to exchange their remaining reduced claims against the Company for up to 317,682,740 series H shares. Additionally, all the Noteholders and swap counterparties will be issued new notes amounting to EUR 50 million. Furthermore, the Company will issue series J and series K shares, representing warrants for existing shareholders and shares issued under key employee stock option plan, respectively. The difference between the total of:
(i) the carrying value of the existing notes and (ii) liabilities connected with cancellation of cash flow hedges and the total of: (i) value of installment obligations not exchanged into shares, (ii) the value of the new notes and (iii) the value of all series of new shares issued is expected to be recorded in the shareholders' equity. The effects of the restructuring transactions will be recorded upon issuance of the final decisions by the respective courts in Poland, the Netherlands and the United States, and upon the registration of shares by the Polish court and upon the issuance of the new notes.

         The arrangement proceedings will not lead to the elimination of all of the Company's outstanding debt. Even in the event that the arrangement proceedings are successful, the Company will have to repay both the new notes issued in relation to the Dutch arrangement as well as the liabilities that remain outstanding, including liabilities in respect of creditors that will not obtain any consideration in the form of the ordinary shares or the notes to be issued as part of its debt restructuring.

         The Company may also have to file for bankruptcy after a successful completion of the arrangement proceedings and moratorium proceedings if the final outcome of the Restructuring does not result in the ability to continue as a going concern.

         The conclusion of arrangements with the Company's creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow the Company to regain solvency by abolishing its status of legal insolvency. If the Company fails to reach an arrangement with its creditors, and reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, the Company may have to enter into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia Holdings, Telekom or South would make it difficult for other subsidiaries to raise financing they would need to continue operating, and they, too, may be forced to declare bankruptcy.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


         Management is undertaking steps aimed at preserving the Company's cash and adopted in 2001 a revised business plan, general guidelines of which have been approved by the Company's Supervisory Board. This business plan contemplated substantial reductions in capital and operating expenditures in comparison with the Company's prior plans. The Company's subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company's remaining license fee obligations. The company has received a deferral of nominal license payments of EUR 32.9 million (PLN 134.2 million at the September 30, 2002 exchange rate) until December 31, 2002. A deferral fee of PLN 15.8 million is due on December 31, 2002 on the basis of a decision of the Ministry of Infrastructure (See also Note 14). Furthermore, the Netia Group has not made a payment of EUR 1 million (PLN 4 million at the exchange rate in effect on September 30, 2002) for its long distance license fee obligation due on January 31, 2002.

         Cash and cash equivalents held by the Netia Group as at September 30, 2002 were PLN 374 million. The Company also had deposits of PLN 57 million at September 30, 2002 established, subject to conditions, to service interest payments on its 2000 Notes in June 2002. These deposits are expected to be transferred to the Company in accordance with the restructuring agreement at the completion of restructuring. Management may consider taking other steps that it and the Company's Supervisory Board consider necessary and appropriate to continue the Company's operations. These steps may include a further reduction of both operating and capital expenditures and other attempts to reduce and/or refinance the Company's long term debt. However, further reductions in the planned capital expenditures may negatively affect the ability of the Company to provide services expected by its customers.

         The material uncertainties related to the factors described above cast significant doubt as to the Company's ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. However, management believes that the Company will be able to continue its business activities and that filing for bankruptcy will not be necessary in the foreseeable future and, therefore, these condensed consolidated financial statements have been prepared on a going concern basis.

3.  BASIS OF PRESENTATION AND ACCOUNTING POLICIES

         These interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2001. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation have been included. These interim condensed consolidated financial statements should be read in conjunction with the audited December 31, 2001 financial statements and the related notes.

         Costs that arise unevenly during the financial year are anticipated or deferred in the interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

         Certain prior periods' amounts have been reclassified to conform to the presentation for the three and nine month period ended September 30, 2002.

         The U.S. Dollar amounts shown in the accompanying financial statements have been translated from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 4.1482 = USD 1.00, the average rate announced by the National Bank of Poland at September 30, 2002. These amounts have not been subject to review or audit procedures and are included for the convenience of the reader only. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into U.S. Dollars at this or any other rate.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



4.  FIXED ASSETS AND NETWORK UNDER CONSTRUCTION


                                        DECEMBER 31,                                                                 SEPTEMBER 30,
                                            2001             ADDITIONS          TRANSFERS         DISPOSALS              2002
    ASSETS AT ADJUSTED COST               (AUDITED)         (UNAUDITED)        (UNAUDITED)       (UNAUDITED)          (UNAUDITED)
                                      ------------------  ----------------   ----------------  -----------------  ------------------
                                            (PLN)              (PLN)              (PLN)             (PLN)                (PLN)
Buildings.........................              87,945                 -                594                  -                88,539
Land..............................              14,505             2,440                  -                  -                16,945
Long term ground lease............               5,400                 6                  -                  -                 5,406
Transmission network .............           1,313,543                 -            112,671             (1,569)            1,424,645
Switching system..................             848,020                 -             92,961                   -              940,981
Base stations (Uni-Net)...........              12,448             1,950                  -                   -               14,398
Machinery and equipment...........             158,164             9,713                  -             (1,673)              166,204
Office furniture and equipment....             106,612               246                  -               (307)              106,551
Vehicles..........................              19,520                 -                  -             (2,297)               17,223
                                      ------------------  ----------------   ----------------  -----------------  ------------------
                                             2,566,157            14,355            206,226             (5,846)            2,780,892
Network under construction........             429,427            72,899           (206,226)                 -               296,100
                                      ------------------  ----------------   ----------------  -----------------  ------------------
                                             2,995,584            87,254                  -             (5,846)            3,076,992
                                      ==================  ================   ================  =================  ==================


    ACCUMULATED DEPRECIATION                               DECEMBER 31,        DEPRECIATION                            SEPTEMBER 30,
                                                              2001               EXPENSE           DISPOSALS              2002
                                                            (AUDITED)          (UNAUDITED)        (UNAUDITED)          (UNAUDITED)
                                                        ------------------  ------------------  ----------------  ------------------
                                                              (PLN)              (PLN)               (PLN)               (PLN)

Buildings.........................................                 7,116                2,632                 -                9,748
Land..............................................                     -                    -                 -                    -
Long term ground lease............................                   258                   71                 -                  329
Transmission network..............................               170,052               77,398             (901)              246,549
Switching system..................................               151,138               41,132                 -              192,270
Base stations (Uni-Net)...........................                11,935                1,414                 -               13,349
Machinery and equipment...........................                27,825                9,886             (928)               36,783
Office furniture and equipment....................                44,046               18,278             (129)               62,195
Vehicles..........................................                12,658                1,380           (1,418)               12,620
                                                        ------------------  ------------------  ----------------  ------------------
                                                                 425,028              152,191           (3,376)              573,843
                                                        ==================  ==================  ================  ==================


    ACCUMULATED IMPAIRMENT                                                  DECEMBER 31,          IMPAIRMENT          SEPTEMBER 30,
                                                                              2001                 CHARGE                2002
                                                                            (AUDITED)           (UNAUDITED)           (UNAUDITED)
                                                                         ------------------   ------------------  ------------------
                                                                              (PLN)                 (PLN)                 (PLN)

Transmission network..............................                                 97,024               37,927               134,951
Switching system..................................                                      -               70,762                70,762
Network under construction .......................                                 19,223                    -                19,223
                                                                         ------------------   ------------------  ------------------
                                                                                  116,247              108,689               224,936
                                                                         ==================   ==================  ==================

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     NET BOOK VALUE                     SEPTEMBER 30,        DECEMBER 31,
                                             2002                2001
                                         (UNAUDITED)           (AUDITED)
                                       -----------------   ------------------
                                            (PLN)                (PLN)
     Buildings .......................           78,791               80,829
     Land.............................           16,945               14,505
     Long term ground lease...........            5,077                5,142
     Transmission network.............        1,043,145            1,046,467
     Switching system.................          677,949              696,882
     Base stations (Uni-Net)..........            1,049                  513
     Machinery and equipment..........          129,421              130,339
     Office furniture and equipment...           44,356               62,566
     Vehicles.........................            4,603                6,862
                                       -----------------   ------------------
                                              2,001,336            2,044,105
     Network under construction.......          276,877              410,204
                                       -----------------   ------------------
                                              2,278,213            2,454,309
                                       =================   ==================

         During the nine month period ended September 30, 2002 the Company has recorded a charge for the impairment of assets included in the telecommunications segment to reflect a decrease of their recoverable amount by PLN 108,689 related to 27,350 (not in thousands) telephone lines and 100,975 (not in thousands) ports, which were built in areas subsequently considered as unprofitable. On the basis of management estimates, the recoverable amount being the net selling price of these assets was determined to be zero. As a result of this impairment charge, the carrying value of these specific assets is nil.

5.  OTHER LONG TERM ASSETS

         Other long term assets as at September 30, 2002 and December 31, 2001 include PLN 55,479 and PLN 8,740, respectively, of expenses incurred in connection with the planned issuance of new equity and debt instruments for the Company's restructuring.

6.  CURRENT MATURITIES OF LONG TERM DEBT

                                                                                         SEPTEMBER 30,        DECEMBER 31,
                                                                                              2002                2001
                                                                                          (UNAUDITED)           (AUDITED)
                                                                                        -----------------   ------------------
                                                                                             (PLN)                (PLN)
     101/4% Senior Notes due 2007 ("1997 Dollar Notes").............................             829,640             797,260
     111/4% Senior Discount Notes due 2007 ("1997 Dollar Discount Notes")...........             802,884             771,549
     11% Senior Discount Notes due 2007 ("1997 DM Discount Notes")..................             431,755             372,860
     131/2% Senior Notes due 2009 ("1999 Euro Notes")...............................             407,820             352,190
     131/8% Senior Notes due 2009 ("1999 Dollar Notes").............................             414,820             398,630
     133/4% Senior Notes due 2010 ("2000 Euro Notes")...............................             815,640             704,380
                                                                                        -----------------   ------------------
                                                                                              3,702,559            3,396,869
                                                                                        =================   ==================

         Due to the default on the Company's notes the outstanding debt has been reclassified to current liabilities. The changes in current maturities' amounts of long term debt during the nine-month period ended September 30, 2002 are due solely to currency translation adjustments.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    DEFAULT ON NOTES

         On December 15, 2001, NH II BV, a wholly owned subsidiary of Netia Holdings S.A., failed to make USD 6,562 and EUR 6,750 interest payments on its 1999 Dollar Notes and 1999 Euro Notes, respectively. Under the terms of the indentures governing those notes, the failure to make those interest payments became events of default on January 14, 2002. In addition, those events of default triggered events of default under the cross-default provisions of the indentures governing the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes and 2000 Euro Notes. Under the terms of the indentures governing each class of notes, the trustee or the holders of 25% or more in aggregate principal amount of each series of notes may declare the principal, or premium, if any, and accrued interest on such notes immediately due and payable, as long as the events of default continue. As of the date of these condensed consolidated financial statements, the Company was not aware that any written notification of acceleration had been received regarding any series of notes. If such notification is received, the Company may not be able to satisfy its financial obligations under the notes declared due and payable and may be forced to declare bankruptcy, declaration of that is not possible as long as the arrangement proceedings remain open. Additionally, petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the notes as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default with respect to certain events of bankruptcy, insolvency or reorganization does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of the holders of the Company's notes have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

         On May 1, 2002 and November 1, 2002 the Company did not make interest payments on its 1997 Dollar Notes, 1997 Dollar Discount Notes and 1997 DM Discount Notes. On June 15, 2002, the Company did not make interest payments on its 1999 Dollar Notes, 1999 Euro Notes and 2000 Euro Notes.

         Interest accrued on the notes included in "Accruals and other" in the balance sheets amounted to PLN 434,509 and PLN 93,051 as at September 30, 2002 and December 31, 2001, respectively. The total amount of accrued interest increased during the nine month period ended September 30, 2002 as the finance subsidiaries of the Company are in moratorium. In accordance with the Dutch law interest still accrues in such circumstances, however when the composition plan is accepted and ratified by the court and no longer subject to appeal, this interest will be ultimately reduced to the level accrued as of the date of opening of the moratorium.

7.  SHAREHOLDERS' DEFICIT


    STOCK OPTIONS (NUMBER OF SHARES AND PRICE PER SHARE NOT IN THOUSANDS)

         During the nine-month period ended September 30, 2002 the Company granted 111,000 options to purchase ordinary shares of the Company at exercise prices ranging from USD 27.72 to USD 33.12 per share, under the Netia Performance Stock Option Plan. No options were exercised during the nine-month period ended September 30, 2002. During the nine-month period ended September 30, 2002 179,180 options expired. The total number of granted options as at September 30, 2002 was 1,001,512. The vesting period for the options ranges from the date of grant to two years from the date of grant or upon achieving certain specified conditions. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company's shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company's shares established in accordance with the Plan and the strike plan is multiplied by the number of the exercised options and later divided by the trading price of the Company's shares. As of September 30, 2002 the total number of vested options was 865,512, none of which can be realized given current share prices of the Company.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


8.  FINANCIAL EXPENSE, NET


                                                                       NINE-MONTH         NINE-MONTH PERIOD           YEAR ENDED
                                                                      PERIOD ENDED              ENDED
                                                                      SEPTEMBER 30,         SEPTEMBER 30,            DECEMBER 31,
                                                                          2002                   2001                  2001
                                                                       (UNAUDITED)           (UNAUDITED)            (AUDITED)
                                                                    -------------------   --------------------   ------------------
                                                                         (PLN)                  (PLN)                  (PLN)
     Interest income..............................................             12,018                 29,723               36,025
     Foreign exchange gains.......................................             39,154                  2,218              224,103
     Interest expense.............................................           (332,529)              (315,805)            (421,874)
     Foreign exchange losses......................................           (353,040)               (76,145)             (68,273)
     Fair value losses on cross currency swap transactions........                   -               (29,315)                   -
                                                                    -------------------   --------------------   ------------------
                                                                            (634,397)              (389,324)             (230,019)
                                                                    ===================   ====================   ==================

9.  LOSS PER SHARE

    BASIC:

         Losses per share have been calculated based on net losses for each period divided by the weighted average number of shares in issue during the year.

                                            NINE-MONTH        NINE-MONTH        THREE-MONTH        THREE-MONTH
                                           PERIOD ENDED      PERIOD ENDED       PERIOD ENDED      PERIOD ENDED       YEAR ENDED
                                          SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,      SEPTEMBER 30,      DECEMBER 31,
                                               2002              2001               2002              2001               2001
                                           (UNAUDITED)       (UNAUDITED)         (UNAUDITED)       (UNAUDITED)        (AUDITED)
                                          ---------------- ------------------ -------------------- ---------------- ---------------

     Net loss.............................       (823,548)       (862,808)          (328,131)         (761,020)        (1,149,217)
     Weighted average number of shares in
       issue (not in thousands) ..........     30,854,382      30,817,291         30,927,353        30,817,291         30,817,291
     Basic loss per share (not in
       thousands).........................         (26.69)         (28.00)            (10.61)           (24.69)            (37.29)



    DILUTED:

         No diluted losses per share were computed in the periods ended September 30, 2002, December 31, 2001 and September 30, 2001, as the effect of the Netia Performance Stock Option Plan were anti-dilutive during these periods, if applicable.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


10.  SEGMENTAL REPORTING

         The following tables contain segment information for the Company's telecommunications and other business (primarily radio communications services and sales of equipment through Uni-Net).

                                                NINE-MONTH            NINE-MONTH
                                               PERIOD ENDED          PERIOD ENDED          YEAR ENDED
                                               SEPTEMBER 30,         SEPTEMBER 30,         DECEMBER 31,
                                                    2002                  2001                 2001
                                                (UNAUDITED)           (UNAUDITED)            (AUDITED)
                                             -------------------   -------------------   ------------------
                                                   (PLN)                 (PLN)                 (PLN)
     Revenue
         Telecommunications..................          436,691               372,894              512,163
         Other businesses....................           13,681                21,089               26,688
                                             -------------------   -------------------   ------------------
                                                       450,372               393,983              538,851

     (Loss) / income from operations
         Telecommunications..................         (195,312)             (472,661)            (530,534)
         Other businesses....................              635                 1,702                1,635
                                             -------------------   -------------------   ------------------
                                                      (194,677)             (470,959)            (528,899)


         All operations and revenues are derived and conducted within Poland.

11.  RELATED PARTY TRANSACTIONS

     CHANGES IN MANAGEMENT BOARD

         Effective June 1, 2002, Mr. Stefan Albertsson, Marketing and Products Director was appointed a member of the Management Board of Netia Holdings S.A.

         Effective September 17, 2002 Mr. Kjell-Ove Blom, acting President of the Management Board of Netia Holdings S.A. resigned from his post in the Management Board.

         Effective September 17, 2002 Mr. Wojciech Madalski was appointed Chief Executive Officer and President of the Management Board of Netia Holdings S.A.

    MEMBERS OF THE MANAGEMENT BOARD (NOT IN THOUSANDS)

         As at September 30, 2002 total number of options granted to Members of the Management Board of the Company was 225,000. 39,000 new options were granted in the nine-month period ended September 30, 2002, while 83,042 previously granted options expired during the respective period. Strike prices for the options granted to the Management Board range between 19.25 USD to 33.12 USD per share. In connection with the resignation of the former Acting President of the Company in September 2002, 120,000 options held by him are no longer considered to be options held by a Member of the Management Board.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    MANAGEMENT BOARD REMUNERATION AND SUPERVISORY BOARD REMUNERATION

         Compensation and other costs associated with members of the Company's various management boards during the nine-month periods ended September 30, 2002 and September 30, 2001 amounted to PLN 13,135 and PLN 7,790 respectively. The compensation expense for the nine-month period ended September 30, 2002 includes PLN 2,500 of bonus provisions created in accordance with the Key Employee Retention Plan bonus scheme based on the restructuring agreement and agreed upon by the Supervisory Board and the ad hoc committee of the Noteholders. These amounts include remuneration and consulting agreements of the President of the Company and of the former acting President amounting to PLN 59 and PLN 4,322, respectively, during the nine-month period ended September 30, 2002, and remuneration and consulting agreements of the previous President of the Management Board of the Company in the amount of PLN 1,209 for the nine-month period ended September 30, 2001.

         The Company had consulting agreements with companies owned by its shareholders and members of the Supervisory Board. The Company has paid PLN 1,231 and PLN 893 during the nine-month periods ended September 30, 2002 and September 2001, respectively, under these agreements.

12.  COMMITMENTS AND CONTINGENCIES

    CAPITAL EXPENDITURES

         Capital expenditures contracted for at the balance sheet date but not recognized in these condensed consolidated financial statements amount to USD 9,286 (PLN 38,520) as at September 30, 2002 and USD 36,881 (PLN 152,990) as at
December 31, 2001.

    MILLENNIUM

         In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10,800 and 20,200, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8,500 and EUR 2,936 (PLN 11,974 at the September 30, 2002 exchange rate), of which PLN 8,500 was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, modified in October 2001, in response to the failure by Millennium to perform the agreement. The Company has claimed for repayment of the remaining part of the advance made to Millennium included in the Company's balance sheet and additional damages of PLN 8,500. In 2001, a valuation allowance of PLN 16,974 was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

         On October 15, 2002 the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's direct claims against the Company for declaration of the share subscription agreement void and ineffective and payment of PLN 11,500 by the Company. The court also dismissed the Company's counter-claim for damages in the amount of PLN 8,500. The Company's management intends to petition the proper court of law to set aside the ruling of the arbitration court, claiming, among other things, material breaches of material law and arbitration procedures by the arbitration court. Please see also Note 14 for further details on this matter. A case brought by the Company against Millennium in another court, petitioning for the repayment of PLN 11,500 loan is still pending.

         On February 28, 2001, Millennium filed a motion against the Company for certain acts of unfair competition. In its motion, Millennium requested that the court order the Company to pay Millennium damages of PLN 50,000. Management believes that the Millennium suit was filed as a litigation tactic in connection with the Company's lawsuit against Millennium and that Millennium's unfair competition claim does not have any underlying merit.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


         Management does not believe that the settlement of this matter will have a material adverse effect on the Company's financial condition.

    CONSULTING SERVICES CLAIMS

         The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim.

         The Company is defending a legal claim for USD 4,450 (including damages) brought in France in January 1998, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim.

    TELECOMMUNICATIONS LICENSES

         The terms of licenses issued to the Company's subsidiaries prior to January 1, 2001, required them to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At September 30, 2002 and for almost all prior periods, the Company's subsidiaries did not meet these milestones for any of their licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against the companies which failed to meet milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken.

         On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company's telephone licenses were converted into permits. The confirmation of the terms of these permits had to be made in the course of an administrative process before the President of the Office for the Regulation of Telecommunications and Postal Services ("ORTP"). The Company's subsidiaries that hold permits (converted from the licenses) have applied to ORTP for confirmation of their terms in April and May 2001. A majority of such subsidiaries had received letters from the ORTP in March and August 2002, whereby it refused to confirm that certain conditions of the existing licenses have expired upon the conversion of those licenses into permits. The President's of the ORTP position is that the terms of the licenses, their territorial scopes, specific conditions for the performance of services and requirements regarding changes in shareholding, remain applicable to the permits into which the licenses have converted. In his explanation, the President of the ORTP stated that the only conditions of the previously existing licenses that have expired are those that would lead to a violation of an explicit obligation or prohibition contained in the NTA. The ORTP also stated in its decision that none of the conditions contained in the previously existing licenses fulfils this criterion. However, management has appealed the ruling with the President of the ORTP and is planning to appeal the ruling with the Supreme Administrative Court, if necessary. There can be no assurance that even if appealed, such decisions will not be upheld. As a result, new permits may incorporate burdensome requirements, and it cannot be assured that the regulatory authorities will not take action against the Company based on the failure to meet these requirements.

         In addition, all operating subsidiaries of the Company that render basic telephone services applied to the President of the ORTP to broaden the scope of their permits. The applications were approved in August 2002 and all operating subsidiaries may currently provide all telecommunications services that may be rendered in a fixed-line network. Further, Telekom applied for a new permit to render telecommunications services within the entire territory of Poland. Telekom received this permit in June 2002. Management is currently assessing the effect of the Company receiving this new permit on the valuation of its permits converted from licenses.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


         Furthermore, the Ministry of Infrastructure (currently in charge of telecommunications) issued decisions to the majority of the Company's subsidiaries holding telecommunication permits, whereby it claimed that the license fee obligations are payable according to the terms of the pre-existing licenses. The Ministry of Infrastructure issued letters to companies in the Netia Group holding permits, whereby, effective as of June 28, 2002, it has postponed the license payments due on June 30, 2002 until December 31, 2002 (See also Note 14). The letters refer to a new regulation, currently being discussed by the Polish Parliament, which would convert the license payment liabilities to either obligations to construct telephone lines in rural areas, or to issue bonds to the State Treasury, or to issue shares in companies currently subject to such liabilities to the State Treasury. Management of the Company does not believe that these matters will have a material adverse effect on the Company's financial condition and operations.

13.  RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

                                                                      NINE-MONTH            NINE-MONTH
                                                                     PERIOD ENDED          PERIOD ENDED             YEAR ENDED
                                                                     SEPTEMBER 30,         SEPTEMBER 30,         DECEMBER 31,
                                                                          2002                  2001                 2001
                                                                      (UNAUDITED)           (UNAUDITED)            (AUDITED)
                                                                   -------------------   -------------------  --------------------
                                                                        (PLN)                  (PLN)                 (PLN)
     Net loss per IAS..............................................         (823,548)             (862,808)          (1,149,217)
     Foreign exchange gains / (losses) (1, 6)......................           (8,285)                (733)                9,002
     Interest expense (1, 6).......................................           11,172                21,557               27,002
     Amortization of goodwill (4)..................................                -                 1,584                1,584
     Impairment of goodwill (11)...................................         (213,443)              220,279              220,279
     Amortization of license (6)...................................            4,698                 3,546                3,856
     Stock Option Plan (2).........................................              207                 2,505                2,893
     Depreciation of U.S. GAAP fixed asset basis differences (1,5).           (2,040)                  861                1,147
     Deferred revenue (7)..........................................            9,719                 6,054               12,495
                                                                   -------------------   -------------------  --------------------
     NET LOSS PER U.S. GAAP........................................       (1,021,520)             (607,155)             (870,959)
                                                                   ===================   ===================  ====================
     BASIC AND DILUTED LOSS PER SHARE PER U.S. GAAP
       (NOT IN THOUSANDS)..........................................           (33.11)               (19.70)               (28.26)
                                                                   ===================   ===================  ====================

                                                                                            NINE-MONTH             YEAR ENDED
                                                                                           PERIOD ENDED
                                                                                           SEPTEMBER 30,         DECEMBER 31,
                                                                                                2002                 2001
                                                                                            (UNAUDITED)           (AUDITED)
                                                                                          ------------------  -------------------
                                                                                               (PLN)                (PLN)

     Shareholders' deficit per IAS.....................................                         (1,165,997)            (343,248)
     Fixed assets, including depreciation (1, 5).......................                             25,136               22,858
     Amortization of goodwill (4)......................................                             14,756                7,920
     Reversal of impairment of goodwill (11) ..........................                                  -              220,279
     Amortization of license (6).......................................                             13,063                8,365
     Stock Option Plan (2).............................................                               (643)                (850)
     Increase in equity related to Stock Option Plan (2)...............                                643                  850
     Employee Share Purchase (3).......................................                             (1,650)              (1,650)
     Increase in equity related to Employee Share Purchase (3).........                              1,650                1,650
     Financial expense (4, 6)..........................................                            (70,426)             (68,995)
     Purchase of EBRD interest in Netia (4)............................                            (14,756)             (14,756)
     Increase in equity related to Incentive Stock Option (5)..........                             42,216               42,216
     Minority interest (8).............................................                                537                  537
     Cumulative effect of adopting SAB 101 (7).........................                            (48,361)             (48,361)
     Deferred revenue (7)..............................................                             19,357                9,638
     Other operating expenses (5)......................................                            (31,662)             (31,662)
                                                                                          ------------------  -------------------
     SHAREHOLDERS' DEFICIT PER U.S. GAAP...............................                         (1,216,137)            (195,209)
                                                                                          ==================  ===================


                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                    NINE-MONTH
                                                                                   PERIOD ENDED          YEAR ENDED
                                                                                   SEPTEMBER 30,         DECEMBER 31,
                                                                                       2002                 2001
                                                                                    (UNAUDITED)           (AUDITED)
                                                                                 -------------------  -------------------
    CHANGES IN SHAREHOLDERS' EQUITY / (DEFICIT) ON A U.S. GAAP BASIS                    (PLN)                (PLN)
       Shareholders' equity / (deficit) at beginning of period as reported....           (195,209)              653,085
       Effect of adopting IAS 39 and FAS 133 (9)..............................                   -                  134
                                                                                 -------------------  -------------------
       SHAREHOLDERS' EQUITY / (DEFICIT) AT BEGINNING OF PERIOD AS RESTATED....            (195,209)             653,219
       Exchange of shares with minority shareholder                                            799                    -
       Net loss...............................................................          (1,021,520)            (870,959)
       Decrease in equity related to Stock Option Plan (2)....................                (207)              (2,893)
       Change of Other Comprehensive Income (10)..............................                    -              25,424
                                                                                 -------------------  -------------------
     SHAREHOLDERS' DEFICIT AT END OF PERIOD...................................          (1,216,137)            (195,209)
                                                                                 ===================  ===================


    The following are descriptions of U.S. GAAP reconciling items:

     (1) Under IAS, the Company capitalizes foreign exchange differences to the extent that they are regarded as an adjustment to interest cost and net interest expense related to borrowings used to fund construction in progress. Under U.S. GAAP, foreign exchange differences must be reflected in the statement of operations and are not subject to capitalization. Additionally, an interest rate is applied to the average construction in progress balance to obtain the amount of interest capitalized under U.S. GAAP, which is limited to the total amount of interest expense incurred by the Company from all sources.

     (2) Under IAS, the issuance of share options granted to employees of the Company under the stock option plans is recorded when the options are exercised. For U.S. GAAP purposes, the cost relating to these options (estimated using the intrinsic value method in accordance with APB opinion No. 25, "Accounting for Stock Issued to Employees") is recognized in the statements of operations in the period from the grant date to the vesting date for each option.

     (3) Under IAS, the discount on shares sold to employees is not recognized as a compensation expense. For U.S. GAAP purposes, the discount on shares sold to employees was recognized as compensation expense in the statements of operations in accordance with APB opinion No. 25, "Accounting for Stock Issued to Employees."

     (4) Under IAS, the Company recorded goodwill of PLN 21,104 in 1997 relating to the purchase of shares in Telekom owned by the European Bank for Reconstruction and Development ("EBRD"). For U.S. GAAP purposes, the original issuance of shares in 1996 to the EBRD and the subsequent purchase by the Company in September 1997 is treated as being linked to the loan provided by the EBRD. However, during the period of the EBRD loan, any resultant incremental finance cost was not material. On purchase of the EBRD's shares in Telekom by the Company in 1997, the excess paid by the Company over the amount originally paid for the shares by the EBRD in 1996 has been treated as a component of financial expense. The balance of the amount paid by the Company (equivalent to the original issue price to the EBRD) has been charged to shareholders' equity for U.S. GAAP purposes. Accordingly, the total amount of goodwill recorded under IAS has been reversed in the U.S. GAAP reconciliation.

          This adjustment was recorded through September 30, 2001 as the Company recognized impairment of goodwill under IAS during the nine-month period ended September 30, 2001.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



     (5) Under IAS, the Incentive Stock Option issued in connection with the Operational Support and Supervision Agreements ("OSSA") entered into with Telia is not recognized until the Option is exercised. For U.S. GAAP purposes, the fair value of the option is recognized as a component of expenses in line with the treatment of costs invoiced under the OSSAs. The fair value of the Incentive Stock Option was PLN 42,216 and this is being recognized over the service period of the OSSA. During March 1999, Telia exercised its option to purchase the shares. As a result in the year ended December 31, 1999, the remaining PLN 22,867 has been recognized as other operating expenses and PLN 1,759 has been capitalized as part of cost of the network under construction.

     (6) For U.S. GAAP the interest expense on the non interest bearing liability associated with obtaining licenses from the Polish government was imputed in accordance with APB Opinion No. 21 "Interest on Receivables and Payables" based on the Company's effective borrowing rate. This rate differs from the rate used for the calculation under IAS, which allows for inclusion of interest income in the calculation of the Company's effective borrowing rate.

     (7) In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of the customer relationship.

          The Company has applied SAB 101 under U.S. GAAP and therefore deferred the revenue from installation fees over the expected period of the customer relationship. The expected period of the customer relationship was seven years through December 31, 2000 and was revised to five years as of January 1, 2001.

     (8) The adjustment reflects the effect of minority share in the above adjustments.

     (9) As of January 1, 2001 the Company has adopted the Financial Accounting Standards Board (the "FASB") Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statement No. 138 and interpreted by Derivatives Implementation Group issues (together "SFAS 133"). The cross-currency interest rate swap transactions were designated as cash flow hedges under SFAS 133. The fair value of those derivatives instruments on January 1, 2001 of PLN 29,575 was charged to "Other Comprehensive Income" (PLN 25,424) and to the statement of operations (PLN 4,151) upon adoption of SFAS 133.

     (10) This adjustment reflects the change in hedging reserve as reported in consolidated statements of changes in shareholders' deficit under IAS.

     (11) During the year ended December 31, 2001 the Company has written-off the goodwill under IAS as a result of management's belief that there was no longer a future economic benefit that can be associated with goodwill and an impairment test performed. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." Based upon management's evaluation of the Company's financial position at that date, including its negative equity and the value of the Company's quoted stock market price, the Company has wrote off goodwill with a net book value of PLN 213,443 for U.S. GAAP purposes.

          Additional U.S. GAAP disclosures are as follows:

     (1) In June 2001, FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS 143 will have on its consolidated financial statements.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     (2) On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which superseded APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirements of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a "primary assets" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. The adoption of SFAS 144 did not have an impact on the Company's results of operations or financial position.

     (3) In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction as of April 2002" ("SFAS 145"). The objective of SFAS 145 is to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects and that are similar to sale-leaseback transactions. The provisions of SFAS 145 are required to be applied in fiscal years beginning after May 15, 2002. We are currently evaluating the impact that the adoption of SFAS 145 will have on our consolidated financial statements.

     (4) In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity". The provisions of SFAS 146 are required to be applied for exit or disposal activities initiated after December 31, 2002. We are currently evaluating the impact that the adoption of SFAS 146 may have on our consolidated financial statements.

14.  POST BALANCE SHEET EVENTS


         On October 2, 2002 the Ministry of Infrastructure issued decisions to companies in the Netia Group holding permits, whereby a deferral fee previously due on June 30, 2002 has been increased to PLN 15,799 in connection with the further deferral of the underlying license fee payments. The due date of the increased deferral fee has been set as December 31, 2002.

         On October 14, 2002 the NASDAQ Listing Qualifications Panel (the "Panel") decided to de-list Netia's American Depositary Shares ("ADSs") from The NASDAQ Stock Market, effective as of the opening of the business on October 15, 2002. In its decision the Panel determined that the continued listing was no longer appropriate due to the substantial period of time during which the Company has failed to comply with the minimum net tangible assets/shareholders' equity requirement and the ongoing restructuring proceedings. The Panel also invited the Company to reapply for listing on The NASDAQ Stock Market subject to compliance with the initial listing standards upon completion of the restructuring. The Company requested the review of this decision by the NASDAQ Listing and Hearing Review Council. On October 15, 2002, the Company's ADSs became eligible to trade over-the-counter.

         On October 15, 2002 the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's direct claims against the Company for declaration of the share subscription agreement void and ineffective and payment of PLN 11,500 by the Company. The court also dismissed the Company's counter-claim for damages in the amount of PLN 8,500. The Company's management board intends to petition the proper court of law to set aside the ruling, claiming, among other things, material breaches of material law and arbitration procedures by the arbitration court. A case brought by the Company against Millennium in another court, petitioning for the repayment of PLN 11,500 loan is still pending.

                               NETIA HOLDINGS S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (All amounts in thousnads)


         On October 21, 2002, Netia Holdings and certain of its subsidiaries entered into an agreement with Dissenting Parties who had formally objected to the restructuring and who had appealed the approval of the arrangement proceedings of Netia Holdings by the District Court for the City of Warsaw. According to the agreement, the parties will mutually release each other from any claims they may have relating to the Restructuring of the Netia Group companies and to the investment account of Netia Holdings in the United States. In consideration of such releases and the Dissenting Parties' agreement to withdraw with prejudice their appeals and/or litigation in Poland and the United States, and to forego any prospective litigation, claims or objections against the Netia Group in any jurisdiction, the Dissenting Parties will be paid upon the conclusion of the restructuring of the Netia Group a sum of USD 4,100 inclusive of the Dissenting Parties' joint legal and other expenses and have agreed to be treated as all other similar creditors in the restructuring. The Company believes that the agreement will facilitate the consummation of the restructuring to the benefit of all the Netia Group's customers and stakeholders.

         On October 28, 2002 all creditors present at the creditors' meetings of the Company's finance subsidiaries, NH BV, NH II BV and NH III BV held in Amsterdam, the Netherlands, cast their votes in favor of the composition plans for those subsidiaries. The hearing on approval of the composition plans will be held on November 6, 2002.

         On October 29, 2002 the Company submitted a request to the NASDAQ Listing and Hearing Review Council to review the earlier decision of the NASDAQ Listing Qualifications Panel to de-list the Company's ADSs from the NASDAQ Stock National Market.

         On October 30, 2002 the Company received a copy of the claim filed by a minority shareholder requesting the invalidation of a resolution adopted at the Extraordinary General Meeting of Shareholders held on August 30, 2002. The minority shareholder claims that the Extraordinary General Meeting of Shareholders was convened in violation of formal requirements under section 402 of the Polish Commercial Companies' Code. Management of the Company believes the claim to be unsubstantiated and expects to file for its dismissal.

         On November 1, 2002 in accordance with the terms of the Restructuring Agreement entered into with the noteholders, the Company's finance subsidiary, NH BV did not make the following interest payments due on that day on certain notes: USD 10,250 on the 10 1/4% Dollar Notes due 2007, USD 10,887 on the 11 1/4% Discount Dollar Notes due 2007 and EUR 5,823 on the 11% Discount DM Notes due 2007.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto included elsewhere in this Report.

         OVERVIEW

         This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the build-out of our telecommunications network; the development of the Polish telecommunications market; the growth in demand for business Internet services; our plans for the development of our business, our financing plans and our need for substantial capital resources to build our network and fund our operating losses; trends affecting our financial condition or results of operations; the impact of competition on our business; and changes in the regulatory environment affecting our business.

           Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section titled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (the "2001 Annual Report") for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements.

         Netia Holdings S.A. ("Netia", the "Company", collectively with its subsidiaries: the "Netia Group", or "we"), is the largest alternative fixed-line telecommunications provider in Poland (in terms of value of generated revenues). The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of Poland's biggest cities - Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1, received a license for domestic long distance telephone services. As of January 1, 2001, on the basis of the new Telecommunication Act ("NTA") all telephone licenses were converted by virtue of law into telecommunication permits. On the basis of these permits, the Netia Group currently provides various voice telephone service in areas covering approximately 33% and reaching approximately 40% of the population of Poland, including nine of Poland's ten largest cities (Warsaw, Katowice, Krakow, Gdansk, Lublin, Poznan, Bydgoszcz, Szczecin and Wroclaw). These services include switched, fixed-line voice telephone service (including, since August 2001, domestic long distance), Integrated Services Digital Network ("ISDN"), voice mail, dial-up and fixed-access Internet, leased lines, Voice over Internet Protocol ("VoIP") and co-location services. In September 2001, we began offering frame relay services. Netia is the second operator in Poland offering, since February 2002, services based upon an Intelligent Network:
Freephone ("0800") and Split Charge ("0801"). In the near future we also expect to begin offering "0-708" premium rate services, based on an arbitration decision issued by the President of the Office for the Regulations of Telecommunications and Post (the "ORTP") and subject to the successful completion of negotiations with Telekomunikacja Polska S.A. ("TPSA") in respect of interconnections with TPSA. We have recently launched wholesale services, including the wholesale termination of in-bound traffic, which we have been offering since early 2001, and duct, dark fiber and capacity leasing and co-location services, which we began offering in the second half of 2002. The Netia Group is also engaged in installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

         In August 2001, after abolishing of ownership restrictions by the NTA, we purchased the remaining 51% of the share capital of our joint venture, Netia Network, pursuant to pre-existing contractual arrangements. We are using this wholly owned subsidiary to construct our data transmission network. This acquisition did not impact our results of operations or our financial condition, as we have been consolidating Netia Network on the basis of our full operational control over this entity.

         In August 2001, following our execution of an interconnection agreement with TPSA, Poland's incumbent telecommunications provider, we began providing domestic long distance service. Customers, including those of TPSA, can now access our domestic long distance service by dialing a "1055" prefix after they have executed a subscription agreement with us. We are currently providing these services using our own backbone network and leased lines in areas not yet reached by our backbone network. Subject to entering into additional interconnection agreements with TPSA for other services, we expect to expand the scope of services offered to customers (i.e. intelligent network services, like free phone, split charge and premium rate services).

         We are continuing to offer selected wholesale services on a limited scale to other telecommunications carriers operating in Poland. We believe that providing these services will give us a significant opportunity to enhance our operating margins by leveraging our investment in our infrastructure through greater utilization of our network. We believe that our substantial capacity will give us the flexibility to sell or swap capacity and dark fiber, domestically and internationally.

           We are continuing to build our network which, upon its completion, will consist of a national intercity fiber-optic backbone linking intra-city fiber-optic rings in each of Poland's ten largest cities. Our network backbone became operational in 2000 and we expect to complete it by the end of 2002 subject to cash preservation decisions, which may postpone the completion. Once our backbone network backbone is complete, we will be able to substantially increase capacity if needed. We are also constructing broadband radio access networks in several large cities in Poland, including Warsaw, using radio frequency spectrum we acquired in February 2000. We believe these radio access networks will allow us to connect new business customers while our intra-city networks are under construction and will continue to complement our fiber-optic networks when they are completed.

         As at September 30, 2002, we had an accumulated deficit of PLN 3.1 billion, a shareholders' deficit of PLN 1.2 billion, and a working capital deficit of PLN 4.1 billion.

         On December 15, 2001, we defaulted on several interest payments on some of our notes. Those defaults triggered cross default provisions in the terms of the rest of our notes, and, as a result, we are now in default on all the notes we have issued that are outstanding. We also defaulted on swap payments under certain swap agreements. We also did not make all subsequent payments of interest due after December 15, 2001. As a result of these defaults and a shareholders' equity which - as calculated according to Polish Accounting Standards - is at deficit since December 2001, Netia was required to file for bankruptcy under Polish law unless it petitioned for the opening of arrangement. To avoid filing for bankruptcy, we petitioned the Court in Warsaw on February 20, 2002 to open arrangement proceedings.

         Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the notes as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default regarding the occurrence of certain events of bankruptcy, insolvency or reorganization does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of the holders of the Company's notes have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

    RESTRUCTURING AND EXCHANGE AGREEMENTS

         On March 5, 2002, we reached an agreement on the restructuring of our debt (the "Restructuring Agreement") with an ad hoc committee of its Noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., owning together in that period approximately 57.4% of the Company's share capital, with the latter two acting separately as the Company's largest shareholders. Under the Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen the Company's balance sheet. The Company's share capital currently consists of 31,419,172 shares. Pursuant to the Restructuring Agreement, the parties agreed that the Company would issue new notes with an aggregate principal amount of EUR 50 million and 317,682,740 ordinary series H shares to holders of the existing notes and JPMorgan Chase Bank ("JPMorgan") in exchange for relinquishing their claims in respect of the existing notes and swap payments, respectively. Giving effect to the issue of series H shares, the Noteholders and JPMorgan would hold shares representing 91% of the Company's share capital, without taking into account the effect of warrants to be issued in connection with the restructuring and shares to be issued under our key employee stock option plan. The ad hoc committee had received consents from holders representing approximately 90% of the principal amount of the existing notes. The Restructuring Agreement requires the Company to use its commercial best efforts to retain the listing of its shares on the Warsaw Stock Exchange and to list the new notes on the Luxembourg Stock Exchange. The Company filed the Polish Prospectus in connection with the offering of series H shares with the Polish Securities and Exchange Commission on April 5, 2002. As required by the Dutch law on September 27, 2002, the Company also filed with the Netherlands Authority for Financial Markets an Offering Circular in connection with the offering of series H shares and the new notes. Pursuant to the terms of the Restructuring Agreement, the existing shareholders of the Company will be issued transferable warrants to acquire an aggregate of 64,848,652 ordinary shares representing 15% of the Company's post-restructuring share capital (after the provision of 18,373,785 ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan). The strike price applicable to the warrants shall correspond to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the successful closing of the restructuring. The Company shall seek to pay its trade creditors in full as their claims become due and payable.

         On June 14, 2002, an exchange agreement (the "Exchange Agreement") was signed by the Company, certain of its subsidiaries and a substantial majority of the consenting creditor parties to the Restructuring Agreement. The Exchange Agreement is intended to specify further terms of the financial restructuring outlined in the Restructuring Agreement, and to provide the means for the implementation of the terms of the restructuring as set out in the Restructuring Agreement. Noteholders who signed the Exchange Agreement consented to certain amendments to the existing indentures for each of the series of notes issued by Netia Holdings B.V. ("NH BV") and Netia Holdings II B.V. ("NH II BV") currently outstanding.

         The implementation of the restructuring, which involves complex legal issues, will likely require decisions to be issued by various administrative bodies and courts and it is possible that the Company may not be able to obtain all such decisions in a timely manner, if at all, and the Restructuring Agreement may be terminated prior to the consummation of the restructuring.

    ARRANGEMENT PROCEEDINGS IN POLAND

         The arrangement proceedings for Netia Telekom S.A. ("Telekom"), Netia and Netia South Sp. z o.o. ("South") were opened on April 22, 2002, May 15, 2002 and May 20, 2002, respectively. The Company should be able to continue its day-to-day operations for as long as the arrangement proceedings remain open.

         On June 24, 2002, a general meeting of creditors of Telekom was held. At the meeting, 98.3% of Telekom's creditors entitled to vote at that meeting voted in favor of the reduction of Telekom's indebtedness by 91.3% as approved by the court on June 25, 2002. A minority group of the Company's claimholders (the "Dissenting Parties") filed a complaint against the court's approval of Telekom's arrangement proceedings. Telekom filed a motion for a rejection of the appeal on August 7, 2002. Along with the appeal, the Dissenting Parties also filed a motion for their admission as participants to Telekom's arrangement proceeding. The Dissenting Parties are not direct creditors of Telekom, and are not therefore participants in that proceeding. The Dissenting Parties were claiming that as creditors of the Company, a creditor of Telekom, they had an interest in the results of the proceeding and should therefore be admitted as a participant. On September 11, 2002 the Regional Court in Warsaw rejected the appeal of the Dissenting Parties dated August 7, 2002 against the court's approval of Telekom's arrangement proceeding. On October 8, 2002 the Dissenting Parties submitted to the District Court in Warsaw a compliant against the decision of the Regional Court in Warsaw dated September 11, 2002. On October 21, 2002 Netia, Telekom and South entered into an agreement (the "Agreement and Releases") with the Dissenting Parties, which included an agreement by the Dissenting Parties to withdraw the appeal. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew on October 28, 2002 all their claims in connection with the arrangement proceedings.

         The decision of the Regional Court in Warsaw dated June 25, 2002 approving the arrangement proceedings of Telekom will become final and unappealable if: (i) the court issues a decision to discontinue the appeals proceedings commenced by the Dissenting Parties as a result of withdrawal of all objections and appeals by the Dissenting Parties on October 28, 2002; and (ii) decisions discontinuing the appeals proceedings become final and unappealable.

         On June 28, 2002, a general meeting of Netia's creditors was held. At the meeting, a total of 95.3% of its creditors voted in favor of the reduction of Netia's debt by 91.3%. On August 9, 2002, the court approved the Netia arrangement. On August 16, 2002 the Dissenting Parties have appealed the decision of the court. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew on October 28, 2002 all their claims in connection with the arrangement proceedings.

         The decision of the Regional Court in Warsaw dated August 9, 2002 approving the arrangement proceedings of Netia will become final and unappealable if: (i) the court issues a decision discontinuing the appeals proceedings commenced by the Dissenting Parties as a result of withdrawal of all objections and appeals by the Dissenting Parties on October 28, 2002; and (ii) decisions discontinuing the appeals proceedings become final and unappealable.

         The arrangement for South was adopted by creditors at the creditors' meeting on August 29, 2002. During the meeting, 100% of its creditors voted in favor of the 99% reduction of South's indebtedness. On July 16, 2002, the Dissenting Parties filed a motion for their admission to South's arrangement proceeding. The Dissenting Parties are not direct creditors of South, and consequently they are not participants in that proceeding. They were claiming that, as creditors of South's creditor, they have an interest in the result of the proceedings and should therefore be admitted as participants. Their motion was rejected by the court on August 9, 2002. The decision has been appealed by the Dissenting Parties. On September 18, 2002 the court postponed issuing the decision on approval of the arrangement until this appeal is completed. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew on October 28, 2002 all their claims in connection with the arrangement proceedings.

         The arrangement proceeding for South will be completed if: (i) the court issues a decision to discontinue the appeals proceedings commenced by the Dissenting Parties as a result of withdrawal of all objections and appeals by the Dissenting Parties on October 28, 2002; (ii) such decision becomes final and unappealable; (iii) the Regional Court in Warsaw approves the arrangement with creditors dated August 29, 2002, and (iv) the decision of the Regional Court in Warsaw approving the arrangement with creditors becomes final and unappealable.

         If a final order to reduce the Company's indebtedness is not granted Netia will have to file for bankruptcy under Polish law within two weeks after such event occurs.

    MORATORIUM PROCEEDINGS IN THE NETHERLANDS

         On July 12, 2002, NH BV, NH II BV and Netia Holdings III B.V. ("NH III BV"), Dutch wholly owned special-purpose finance subsidiaries of the Company, each filed applications with the Dutch court in order to restructure the obligations owed under the existing notes issued by NH BV and NH II BV and under a cross-currency swap agreement executed by NH III BV As requested in the applications, on July 12, 2002, the Dutch court granted provisional moratorium of payments (voorlopige surseance van betaling) to these companies. The composition plans presented by NH BV, NH II BV and NH III BV to the Dutch court include canceling the obligations under the existing notes and the swap agreement in exchange for issuing new notes with a principal amount of EUR 50 million, to be issued by NH BV and the possibility of exchanging reduced claims in the form of installment obligations to be received pursuant to the arrangements in Poland for series H shares to be issued by the Company.

         In order to be accepted, a composition plan must be approved by two thirds of the recognized and admitted creditors representing three fourths of the nominal amount of the recognized and admitted claims of the relevant debtor. As a consequence of this system, recognized or admitted creditors not present or represented at the creditors' meeting or recognized or admitted creditors who are present or represented but abstain from voting shall effectively be considered to have voted against the composition plan. In the event of the non-acceptance of a composition plan by the creditors, the Dutch court may, at its discretion, declare the relevant debtor bankrupt.

         At the creditors' meetings of the NH BV, NH II BV and NH III BV held on October 28, 2002, all creditors present cast their votes in favor of the composition plans of the NH BV, NH II BV and NH III BV. The hearing on approval of the composition plans will be held on November 6, 2002.

         The Dutch court can postpone the date on which it will consider the ratification of a composition plan. Before ratification takes place, the administrator and the creditors are entitled to notify the supervisory judge of their positions with respect to the ratification of the composition plan. The supervisory judge then renders a written report on the composition plan. The court must refuse to ratify the composition plan if one or more of the following conditions exist: (a) the value of the assets of the estate considerably exceeds the amount agreed to in the composition plan; (b) the performance of the composition plan is not sufficiently guaranteed; (c) the composition plan was reached by means of a fraudulent act or by other unfair means or the plan provides for preferential treatment of one or more creditors; and/or (d) the fees and expenses of the experts and the administrator(s) have not been paid to the administrator(s), or in the absence of such payment, security has not been issued therefor. In addition to these grounds, the court has the discretion to refuse the ratification of the composition plan on other grounds or on its own motion (ambtshalve). The court may, at its own discretion, declare the debtor bankrupt simultaneously with its refusal to ratify the composition plan. The ratification of or the refusal to ratify a composition plan is open to appeal for a period of eight days after the date of the court decision.

         Each creditor towards whom the debtor does not timely fulfil its obligations under the composition plan may request dissolution of the composition plan by the court. In that case the debtor would be required to prove that it had fulfilled its obligations under the composition plan. The court may grant the debtor a postponement of one month in order to fulfil its obligations. If the court dissolves the composition plan it will most likely declare the debtor bankrupt.

         NH BV, NH II BV and NH III BV in proposing their composition plans, are trying to ensure that the outcome of these plans will fit as much as possible within the proposed restructuring. However, as the Dutch proceedings are governed by Dutch law and the Polish arrangement proceedings are governed by Polish law, the proceedings may not run parallel and, consequently, there may be discrepancies that may affect the ability to implement the proposed restructuring.

         In view of the high degree of financial interdependence between the companies of the Netia Group, execution of the Dutch composition plans (particularly the delivery of the new notes) will take place as soon as possible after both the moratorium of payments of NH BV, NH II BV and NH III BV and the Polish arrangement proceedings have come to a definitive end, either through the judgements in the Dutch moratorium proceedings and the Polish arrangement proceedings having become unconditional and irrevocable (prawomocne), or otherwise. At this stage it is unclear when the moratorium of NH BV, NH II BV and NH III BV and the Polish arrangement proceedings will come to a definitive end and, consequently, when the composition plans will be executed.

    SECTION 304 PROCEEDINGS IN THE UNITED STATES

         In connection with the arrangement proceedings in Poland, Netia commenced an ancillary proceeding in the US Bankruptcy Court of the Southern District of New York (the "US Bankruptcy Court") pursuant to section 304 of the US Bankruptcy Code. The ancillary proceeding sought, among other things, the turnover to Netia of deposits of PLN 56.8 million (the "Deposits") that Netia set aside to fund certain interest payments under the 13.75% Senior Notes due 2010. The Deposits were created pursuant to an investment agreement, dated as of June 9, 2000 (the "Investment Agreement"), between Telekom, South and State Street Bank and Trust Company, as amended by an assignment and assumption agreement, dated as of March 31, 2001, between Telekom, South and Netia. The Investment Agreement is governed by New York law. The Dissenting Parties, who are holders of the 13.75% Senior Notes due 2010, challenged Netia's right to the Deposits, claiming that the Deposits belong to the holders of such notes. By order dated May 28, 2002, the US Bankruptcy Court, finding that Netia had demonstrated a likelihood of success over the objections of the Dissenting Parties, issued a preliminary injunction enjoining the Dissenting Parties from taking any action against the Deposits pending the US Bankruptcy Court's final determination. Seeking to vacate the injunction and establish their entitlement to the Deposits, the Dissenting Parties appealed the US Bankruptcy Court's May 28, 2002 order to the US District Court of the Southern District of New York. Upon the Dissenting Parties' motion filed with the US Bankruptcy Court pursuant to the Agreement and Releases, the appeals were dismissed on October 28, 2002 without prejudices to reinstatement by any party on or before January 28, 2003, in the event the restructuring is not completed by then. Independently of the decision with respect to the permanent injunction, the US Bankruptcy Court will decide whether the Deposits should be turned over to Netia.

         By a decision dated September 12, 2002, the US Bankruptcy Court, finding that Netia prevailed over the Dissenting Parties' objections, converted the preliminary injunction into a permanent injunction preventing the Dissenting Parties from taking any action against the Deposits pending the US Bankruptcy Court's decision to have the Deposits turned over to Netia. The US Bankruptcy Court's decision to turn the Deposits over to Netia is still pending.

    RESULTS OF RESTRUCTURING TRANSACTIONS

         As result of the restructuring transactions, liabilities relating to the Company's notes will be fully reduced in the Dutch moratorium and replaced by liabilities resulting from the guarantees issued previously by Netia Holdings to the Noteholders and swap counterparties. These guarantees will be reduced in the Polish arrangement proceedings to 8.7% of their original values. The creditor parties will be offered to exchange their remaining reduced claims against the Company for up to 317,682,740 series H shares. Additionally, all the Noteholders and swap counterparties will be issued new notes amounting to EUR 50 million. Furthermore, the Company will issue series J and series K shares, representing warrants for existing shareholders and shares issued under key employee stock option plan, respectively. The difference between the total of:
(i) the carrying value of the existing notes and (ii) liabilities connected with cancellation of cash flow hedges and the total of: (i) value of installment obligations not exchanged into shares, (ii) the value of the new notes and (iii) the value of all series of new shares issued is expected to be recorded in the shareholders' equity. The effects of the restructuring transactions will be recorded upon issuance of the final decisions by the respective courts in Poland, the Netherlands and the United States, and upon the registration of shares by the Polish court and upon the issuance of the new notes.

         The arrangement proceedings will not lead to the elimination of all of the Company's outstanding debt. Even in the event that the arrangement proceedings are successful, the Company will have to repay both the new notes issued in relation to the Dutch arrangement as well as the liabilities that remain outstanding, including liabilities in respect of creditors that will not obtain any consideration in the form of the ordinary shares or the notes to be issued as part of its debt restructuring.

         The Company may also have to file for bankruptcy after a successful completion of the arrangement proceedings and moratorium proceeding if the final outcome of the Restructuring does not result in the ability to continue as a going concern.

         The conclusion of arrangements with the Company's creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow the Company to regain solvency by abolishing its status of legal insolvency. If the Company fails to reach an arrangement with its creditors, and reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, the Company may have to enter into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia, Telekom or South would make it difficult for other subsidiaries to raise financing they would need to continue operating, and they, too, may be forced to declare bankruptcy.

         Management is undertaking steps aimed at preserving the Company's cash and adopted in 2001 a revised business plan, general guidelines of which have been approved by the Company's Supervisory Board. This business plan contemplated substantial reductions in capital and operating expenditures in comparison with the Company's prior plans. The Company's subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company's remaining license fee obligations. The Company has received a deferral of nominal license payments of EUR 32.9 million (PLN 134.2 million at the September 30, 2002 exchange rate) until December 31, 2002. The deferral fee of PLN 15.8 million based on the decision issued by the Ministry of Infrastructure is also due on December 31, 2002. Furthermore, the Netia Group has not made a payment of EUR 1 million (PLN 4.1 million at the exchange rate in effect on September 30, 2002) for its long distance license fee obligation due on January 31, 2002.

         Cash and cash equivalents held by the Netia Group as at September 30, 2002 were PLN 374.1 million. The Company also had deposits of PLN 56.8 million at September 30, 2002 established, subject to conditions, to service interest payments on its 2000 Notes in June 2002. These deposits are expected to be transferred to the Company in accordance with the Restructuring Agreement at the completion of restructuring. Management may consider taking other steps that it and the Company's Supervisory Board consider necessary and appropriate to continue the Company's operations. These steps may include a further reduction of both operating and capital expenditures and other attempts to reduce and/or refinance the Company's long term debt. However, further reductions in the planned capital expenditures may negatively affect the ability of the Company to provide services expected by its customers.

         The material uncertainties related to the factors described above cast significant doubt as to the Company's ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. However, management believes that the Company will be able to continue its business activities and that filing for bankruptcy will not be necessary in the foreseeable future and, therefore, the attached condensed consolidated financial statements have been prepared on a going concern basis.


    SERVICES

         We provide our customers with a broad range of voice, data transmission, Internet and wholesale services under the "Netia" (or "Internetia", in the case of dial-up Internet access) brand name. We also provide mobile radio trunking services through our majority-owned subsidiary, Uni-Net. The services we presently offer include the following:


         Switched Telephone Services. We provide basic voice telephone services, which include local, domestic and international long distance calling and voice mail to our basic telephony subscribers. We also provide enhanced ("supplementary") voice services, such as call waiting, call forwarding, wake-up calls, hotline service, bill limitation, automatic information on the change of phone number, and service categorized billing as part of a basic monthly service package. For additional charges, we offer other special services such as personalized ("easy-to-remember") phone numbers, conference calling, call divert, itemized billing, call waiting and call barring. As of September 30, 2002, we had 340,232 subscriber lines to our basic voice telephone services. To date, we have derived approximately 90% of our telecommunications revenues from providing voice telephone services.

         Voice mail and fax mail. Our customers can use a virtual mailbox offered by our network. Both voice and fax data can be stored in a mailbox, depending on the customer's choice.

         Payphones. As of September 30, 2002, we were operating 1,219 publicly available payphones, most of which can be operated using both pay cards and coins.

         VoIP. We currently provide VoIP services to our direct and indirect customers and terminate VoIP traffic from other operators in our network. International long distance VoIP services are offered at much lower prices, as compared to fixed line services, although the quality can be lower.

         Centrex. Netia Centrex is a virtual switch enabling our customers to use the services of a typical office switchboard by using the resources of Netia's network. These services are primarily used by medium sized enterprises having their sites in many locations. Telephone numbers within such virtual switch are assigned abbreviated numbers, for the internal purposes of the client serviced. Netia Centrex enables a client to define a few numbers functioning as the main exchange. All supplementary services can be used when using Netia Centrex services.

         ISDN. All of our switches are ISDN-equipped, and all of our existing or potential customers have access to this service. ISDN is a digital telephone network over which voice, data and video transmission is possible at the same time. An ISDN network provides higher-quality data and much faster transmission than does a traditional network. Additional services offered together with ISDN include multiple line numbering, whereby up to eight numbers per line can be assigned to different equipment serviced, telephone number identification, diverted number identification, call waiting, mobile terminal and call diversion. ISDN also enables customers to transfer short text messages between themselves. All our ISDN clients are offered fast Internet dial-up access.

         Indirect Services. We offer indirect telecommunications services, including Internet dial-up (based on the call-back principle) and domestic long distance services, to other operators' customers. All indirect recipients of those services are required to sign an agreement with Netia. The same customers can also use our international VoIP services and two-stage fixed-to-mobile access. Domestic long-distance services are provided by Netia 1 through our prefix "1055". We expect to offer indirect international long-distance services based on the PSTN standard (a non-VoIP technology) from the beginning of 2003.

         Dial-up Internet services. Our dial-up Internet services are offered under the brand name "Internetia". They were launched in April 2000 for our direct customers as well as, based on a call-back principle, for TPSA customers located within the zones of Netia's operation. We are now ready to also offer direct access (using our 0209267 access number) for TPSA customers. However, the launch of this service was postponed due to resistance from TPSA. In February this year, we received a decision from the President of the ORTP confirming our rights to provide such services. However, the decision is being challenged by TPSA and we are currently awaiting official intervention by the President of the ORTP.

         Fixed Internet access. Since 2001, Netia has offered fixed Internet access under the brand name "BDI" (Biznesowy Dostep do Internetu). The service is based on DSL technology. Subscribers are charged a monthly fixed rate according to a selected link capacity, which can vary, from 128Kb/sec to 2Mb/sec. Currently, Netia is offering two types of BDI services: BDI Standard and BDI Professional. The main difference between these services is the level of overbooking (lower in the case of BDI Professional) and type and number of IP attached addresses. In both cases a customer may choose an enhanced version of BDI (to be called BDI+) which provides e-mail accounts and web-page capacity in addition to the standard service.

         Internet portal. We operate the "www.internetia.pl" Internet portal. Its content is provided by established providers, including the British Broadcasting Corporation, with whom we have entered into an exclusive rights agreement. Our portal generates insignificant revenues connected with the sale of advertising space.

         Data Services and Leased Lines. We offer our customers leased-line connections having transmission speeds from 64 kilobits per second to two megabits per second. We expect significant growth in our leased-line business as our network expands. Since September 2001, we have also been offering frame relay services. We have recently introduced an extended service level agreement, which is available for, among others, leased lines and frame relay customers. We plan to launch IPVPN services based on the MPLS protocol in 2003.

         Intelligent Network-type services. Based on our domestic long-distance network, in March 2002, we began to offer new services addressed mainly to the business sector, i.e. a 0800 Freephone service and a 0801 split charge service. In the near future, we also expect to commence 0708 premium rate services, based on an arbitration decision issued by the President of the ORTP and subject to successful completion of our negotiations with TPSA in respect of interconnections with TPSA.

         Wholesale Services. In order to maximize revenues from our investment in our backbone, since the beginning of 2002 we have offered wholesale services to other telecommunications carriers. These services include two main categories: the termination of domestic and international in-bound traffic, which we have provided since early 2001, and wholesale services, including duct, dark fiber and capacity leasing and co-location services, which began providing in the second half of 2002.

         Trunking Services. Through our joint venture, Uni-Net, we offer mobile radio trunking services. These services include individual and group connections, alarm connections and connections to public telephone network. Since 1996 Uni-Net has provided radio services to Polskie Gornictwo Naftowe i Gazownictwo where a system of radio communications has been built and is currently operated.

         Other Services. We offer PABX solutions and private corporate networks on a selective basis to business customers who require these services. o

          PRICING

         Telephone Services. We charge a fixed monthly fee in addition to call charges for our voice telephone services. Our call charges for telephone calls originated over our network depend on a number of factors, including the type of call (local, domestic long distance or international), the duration of the call, the time of day and the day of the week on which the call is placed and the volume of calls typically made by the customer. We bill our customers based on connection time. Our fixed monthly fees vary based on the service package subscribed for by our customers. In addition to fixed monthly fees and call charges, we charge installation fees for installing direct connections to our customers.

         Before October 1, 2001, we offered two pricing plans for customers for voice only services. This gave our customers a choice between lower call charges with higher fixed monthly fees or higher call charges with lower fixed monthly fees. As part of certain promotions we also offered an option for dial-up access which allowed Netia's subscribers to connect to the Internet for a fixed number of hours each month for a predetermined fee.

         On October 1, 2001 we announced new tariff packages for analog and ISDN lines which were effective as of that date. Clients using analog lines are now offered three calling plans, all of which are net of VAT:

o       "Relaxed" with a monthly fee of PLN 19;

o       "Practical" with a monthly fee of PLN 30; and

o       "Chatty" with a monthly fee of PLN 40.

        Clients using ISDN lines may choose between two tariff plans that are net of VAT:

o       "Versatile" with a fixed monthly fee of PLN 46; or

o       "Professional" with a fixed monthly fee of PLN 700.

         The various packages primarily differ with respect to the monthly fees and charges for local calls. All other charges (domestic long distance, international long distance, fixed-to-mobile, and Internet) are the same in each of the new tariff plans. Moreover, all charges other than local voice and Internet charges are billed on a per-minute basis. Since October 1, 2001 existing Netia customers have a choice of either keeping their previously chosen tariff plans or switching to one of the newly offered packages. At the moment, we are in the process of moving our existing customers to the new tariff plans. Each new customer has a choice from among the three new tariffs in the case of analogue lines and two in the case of ISDN lines.

         On October 30, 2002 Netia announced the introduction of new tariff plans for international long-distance calls. Netia currently offers two ILD services: one based on standard lines and Netia's alternative offer based on VoIP technology. As of November 1, 2002 customers will be offered new rates for ILD fixed-to-fixed and fixed-to-mobile connections.

         Indirect services. In July 2001, we announced our domestic long distance services tariffs (Netia 1055), which range from PLN 0.21 (off peak) to PLN 0.35 (peak) plus VAT per minute. In June 2002 we introduced a new DLD tariff of PLN 0.31 per minute based on the actual duration of the call, charged per second with a set-up charge PLN 0.10 plus VAT. This tariff is also available for our direct ISDN PRA customers.

         Dial-up Internet. Our direct clients have a variety of dial-up Internet access tariffs. The simplest is a pay-per-use tariff of PLN 0.23 per minute (charged at three-minute or six-minute pulses, at peak and off-peak times, respectively). Alternatively, a customer can purchase flat-rate packages: 50 hours for PLN 70, 100 hours for PLN 100 (120 in the case of ISDN) or Internet by Night for PLN 50. All prices related to Internet access are subject to 7% VAT only. The same tariffs are applied in case of indirect (call-back) customers. However, the call-back service will most probably be abandoned (at least in the case of flat-rate tariffs) after the implementation of a new interconnection agreement with TPSA, which is expected in 2003.

         Fixed Internet access, leased lines and frame relay. BDI clients are charged with a fixed monthly fee, which depends on access line capacity that can vary from 128Kb/sec to 2Mb/sec. The following two tariffs are used: BDI Professional and BDI Standard (the latter for service up to 1Mb/sec). In the case of BDI+, an additional monthly charge is applied. The amount of the additional fee depends on the number of e-mail and web packages ordered by the customer. Leased line customers are charged a fixed monthly fee, which depends on capacity and line length. In the case of frame relay, a fixed monthly fee is also charged which depends on length, Permanent Virtual Channel capacity and Committed Information Rate value.

         Intelligent network type service. Customers of our Freephone and split charge services are charged according to the number of minutes of traffic terminated at their 0800 or 0801 numbers. A fixed charge per minute is applied independently of the location from which a given call originates. In addition, a fixed monthly fee is charged, which depends on a selected number form (so-called platinum, gold and silver numbers).


          REVENUES

         Substantially all of our telecommunications revenues are currently derived from call charges, monthly fixed fees and installation fees associated with providing basic voice telephone services. Telecommunications revenues from other services have not been significant. We expect that as our network and our subscriber base grow, call charges and monthly fees for basic voice services will continue to account for a significant portion of our total revenues but that other services, including Internet and data services, will increase as a percentage of our total revenues. During the last years, installation fees have declined as a percentage of our total revenues due to the increase in other service related charges as our operations mature, and we expect this trend to continue in the future. Part of our revenues are interconnection wholesale revenues from domestic (mainly mobile to fixed) and international (VoIP) termination of calls. This part will grow after a new interconnection model will be implemented with TPSA and the current model of bill-and-keep settlements of our local operating companies will end. This change should be implemented by an audit of new interconnection fees in TPSA network and is expected from the beginning of 2003.

         Our revenue trends depend in part on the number of new customers we add, the pricing of our services and our mix of business customers to total customers as we realize greater revenue per customer from our business customers. At September 30, 2002, our cumulative business/total customer lines mix was 30.3%, an 11% increase over our business/total customer lines mix at September 30, 2001. The following table shows the period incremental business/total customer mix and the cumulative business/total customer lines mix for each quarter of 1999, 2000, 2001 and the first three quarters of 2002.


                                   1999                            2000
                      ------------------------------- --------------------------------
                        Q1      Q2     Q3      Q4       Q1      Q2      Q3     Q4
                      ------------------------------- --------------------------------
Period incremental
Business/total
customer mix(1)         29.5%  27.0%   30.5%   27.5%    29.0%   44.6%  44.3%   62.9%

Cumulative
business/total
customer mix (2)        16.7%  18.0%   19.3%   20.5%    21.0%   22.1%  23.6%   25.3%
---------------------


                                     2001                            2002
                      ------------------------------------  -------------------------
                       Q1(3)   Q2(3)   Q3(4)     Q4(5)        Q1     Q2      Q3
                      ------------------------------------  -------------------------

Period incremental
Business/total
customer mix(1)         13.2%   60.8%   108.0%   2,548.2%   n/a(6)  n/a(7) n/a(8)

Cumulative
business/total
customer mix (2)        25.0%   26.0%    27.3%      28.5%    29.4%   29.8%   30.3%
---------------------



(1) Period incremental business/total customer mix represents the net change in subscriber business lines during the referenced periods as a percentage of total net change in active subscriber lines during those periods.

(2) Cumulative business/total customer mix represents the number of subscriber business lines as a percentage of total active subscriber lines at the end of the referenced periods.

(3) The number of active subscriber lines reported previously has been corrected as a result of discovering an error in the IT reporting system. This also resulted in a recalculation of reported figures for the average revenue per line, number of business lines and business customers' mix. This adjustment had no impact on our previously reported revenues.

(4) In the third quarter of 2001, the number of ringing lines increased by 5,296. Due to churn, the net change in the number of non-business customers was negative 425. As a result, the business mix for the period reached 108.0%

(5)     In the fourth quarter of 2001, the number of ringing lines increased by
        168. Due to churn, the number of non-business customers decreased by 4,113. As a result, the business mix for the period reached 2,548.2%

(6) In the first quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 1,514. The number of business customers' lines in the same period increased by 2,569.

(7) In the second quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 143. The number of business customers' lines in the same period increased by 1,434.

(8) In the third quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 1,913. The number of business customer lines in the same period increased by 1,212.


OPERATING EXPENSES

         We divide our costs and expenses into the following categories: interconnection charges, cost of equipment, depreciation and amortization, and other operating expenses.

         The Netia Group companies are currently party to two interconnection regimes, using: (1) a revenue-based formula and (2) a cost-based formula. The Netia Group companies, which need to operate on the basis of a local license granted under the previous telecommunication law, pay interconnection costs based on a certain percentage of revenues. Generally, under these interconnection agreements, settlement costs paid to TPSA for outgoing (i.e., those originating from our customers) international calls are up to 72.0% of TPSA's tariffs for these calls and, for outgoing domestic long distance calls, from 22.5% to 40.0% of TPSA's tariffs. Mobile operators are paid between 0.92 PLN to 1.13 PLN (peak time) per call minute. We expect to lower these costs after new interconnection agreements with mobile operators will enter into force, either on contractual basis of lowering interconnection charges following raising volume of fixed to mobile traffic or as a regulatory consequence of qualified market position of mobile operators decided by ORTP (expected by the end of 2002 or beginning of 2003). These settlement costs are independent of the rates we charge our customers for placing these calls, although our basic tariff option is effectively pegged to the rates charged by TPSA for similar calls. We pay to and are paid by mobile operators (but not fixed-line operators) who directly connect to our network for calls originating in and terminating on our network, respectively. We believe that we should be able to decrease the percentage of interconnection charges in our total costs by future development of our backbone network. Netia 1, which provides domestic long distance services, is charged by local loop operators on the basis of the number of switches required to connect a telephone call, as provided in EU guidelines. Those rates, which were substantially reduced at the end of 2001, are currently PLN 0.05 for single transit and PLN 0.068 for double transit (peak time).

         Cost of equipment is related exclusively to our other businesses.

         Depreciation and amortization expenses consist of the depreciation of property, plant and equipment, primarily related to our network, and amortization of intangible assets, principally our licenses. We commence amortization of licenses for a territory when we commence operations in that territory. We expect depreciation and amortization expenses to continue to increase in the future as we expand our network and amortize our licenses.

         Our other operating expenses primarily include maintenance and related expenses necessary to service, maintain and operate our network; selling, general and administrative expenses; and customer service expenses. We expect that our operating expenses will continue to increase in connection with the expansion of the geographic scope of our network, the expansion of our operations and the expansion of our product and service offerings. Our operating expenses likely would increase if we were to acquire a permit to provide international telecommunications services or permits for additional territories.

TAXES

         The Polish tax system generally does not provide for the grouping of tax losses for multiple legal entities under common control, such as our subsidiaries and us. The only statutory exception to this rule would require us to reorganize our structure in a manner that would prove ineffective and cumbersome from a business perspective. Therefore, each of our companies may only be able to utilize its own tax losses to offset its taxable income in subsequent years. Until 1999, utilization of tax losses was limited to one-third of the tax loss in each of the three subsequent years, and unused losses could not be carried forward to subsequent years. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum. Losses are not indexed to inflation. We have fully provided for deferred tax assets related to these losses.

         Although we believe we have structured our intercompany funding arrangements to accommodate the rules that are presently in effect, we cannot be certain that the tax authorities will concur with our position, or that we will be able to structure our future funding arrangements to accommodate the rules. Additionally, we are planning to construct the realization of our Restructuring Agreement in a tax efficient manner but we cannot assure that we would be able to avoid taxation in all the jurisdictions concerned. As a result, we may be required either to pay increased amounts of Polish or Dutch corporate taxes and/or transfer tax or to restructure our intercompany funding arrangements in a manner that could be less tax-efficient than our present arrangements.

MINORITY INTERESTS

         Minority interests represent that share of the net results of operations of subsidiaries that are not attributable to our ownership interest. Minority interests are adjusted out of the net loss of the group in accordance with IAS and U.S. GAAP. Accordingly, the portion of the losses assigned to the minority interest shareholders is not recognized by us. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment.

SEGMENT REPORTING

         We report our operating results in two segments: the telecommunications business and other businesses. Our other businesses consist of the provision of specialized trunking services, the sale of related equipment and the development of residential real estate. We conduct our specialized mobile radio business through Uni-Net.

         The following table shows certain financial data related to our telecommunications businesses and other business:


                                      REVENUES                               OPERATING PROFIT / (LOSS)
                                      --------                               -------------------------
                                       PERIOD                                       PERIOD
                                                                               (PLN IN MILLIONS)
                      1999   2000  2001   1Q 02   2Q 02  3Q 02    1999    2000     2001    1Q 02  2Q 02   3Q 02
                      ----   ----  ----   -----   -----  -----    ----    ----     ----    -----  -----   -----
 Telecommunications
   businesses........ 217.7  395.2 512.2   140.8   146.8  149.1 ( 138.9) (160.7)  (530.5)  (37.3) (25.5) (132.5)


 Other businesses..... 31.4   47.5  26.7     5.8     4.6    3.3     4.4     4.2      1.6     0.3    1.0   (0.7)
                       ----   ----  ----     ---     ---    ---     ---     ---      ---     ---    ---   -----

                      249.1  442.7 538.9   146.6   151.4  152.4  (134.5) (156.5)  (528.9)  (37.0) (24.5) (133.2)
                      =====  ===== =====   =====   =====  =====  ======= =======  =======  ====== ====== =======



                                 EBITDA / ADJUSTED EBITDA
                                 ------------------------
                                          PERIOD

                      1999    2000    2001   1Q 02   2Q 02    3Q 02
                      ----    ----    ----   -----   -----    -----

 Telecommunications
   businesses........ (21.7)    16.8    57.3   29.4     41.6    48.3

                        6.3     6.4     3.9    0.7      0.7     0.3
 Other businesses...... ---     ---     ---    ---      ---     ---

                      (15.4)   23.2    61.2   30.1     42.3    48.6
                      ======   ====    ====   ====     ====    ====


EBITDA / ADJUSTED EBITDA

         We define EBITDA as net income/(loss) as measured by IAS or U.S. GAAP, adjusted for depreciation and amortization, net financial expense, income taxes, minority interest, share of losses of equity investments and other losses and gains on dilution. EBITDA for 2001 and for 2002 year to date has been further adjusted for impairment of goodwill, provisions for fixed assets, effects of default on long-term debt and cancellation of swap transactions, if applicable, and is therefore defined as adjusted EBITDA. We believe EBITDA and related measures of cash flow from operating activities serve as useful supplementary financial indicators in measuring the operating performance of telecommunication companies. EBITDA is not an IAS or U.S. GAAP measure and should not be considered as an alternative to IAS or U.S. GAAP measures of net income/(loss) or as an indicator of operating performance or as a measure of cash flows from operations under IAS or U.S. GAAP or as an indicator of liquidity. You should note that EBITDA is not a uniform or standardized measure and the calculation of EBITDA, accordingly, may vary significantly from company to company, and by itself provides no grounds for comparison with other companies.

RESULTS OF OPERATIONS

         Certain important differences between IAS and U.S. GAAP are explained in note 13 to the unaudited condensed consolidated financial statements for the nine-month period ended September 30, 2002.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

TELECOMMUNICATIONS BUSINESS

         Revenues. Telecommunication revenues increased by 17.1% to PLN 436.7 million during the nine-month period ended September 30, 2002 from PLN 372.9 million during the nine-month period ended September 30, 2001. The increase was primarily attributable to an increase in the number of business customers lines, who average a higher revenue per line than residential customers - from 93,713 at September 30, 2001 (27.3% of all subscribers) to 103,209 at September 30, 2002 (30.3% of all subscribers) and increases in monthly fees. The total number of subscriber lines decreased from 343,634 at September 30, 2001 to 340,232 at September 30, 2002.

         Costs and expenses. Total costs and expenses decreased by 25.3% to PLN
632.0 million during the nine-month period ended September 30, 2002 from PLN
845.6 million during the nine-month period ended September 30, 2001. This decrease was mainly attributable to impairment of fixed assets of PLN 108.7 recorded in the nine month period ended September 30, 2002 as compared to the impairment of goodwill and fixed assets recorded in the respective period of 2001 amounting to PLN 317.1 million. This decrease was partially offset by an increase in the costs of depreciation of fixed assets and amortization of intangible assets. Depreciation of fixed assets increased due to the continuing expansion of our network. Amortization of other intangible assets increased due to the increased level of computer software associated with the Company's information technology systems, while the amortization of goodwill was recorded only in the nine-month period ended September 30, 2001. The level of salaries and benefits decreased in comparison to the respective period of 2001 mainly as result of headcount reductions implemented by the Netia Group in 2002.

         Financial expenses, net. Net financial expense increased to PLN 634.5 million during the nine-month period ended September 30, 2002 from PLN 390.1 million during the nine-month period ended September 30, 2001. The increase in financial expense was primarily attributable to increased net foreign exchange losses of PLN 313.7 million in the nine-month period ended September 30, 2002 as compared to net foreign exchange losses of PLN 73.9 million in the nine-month period ended September 30, 2001. Since the debt of the Netia Group is denominated in foreign currencies, this increase resulted from the significant depreciation of the Polish Zloty against the U.S. dollar and the Euro during the nine-month period ended September 30, 2002 compared to relatively stable level of foreign currencies exchange rates during the nine-month period ended September 30, 2001. Interest expense amounted to PLN 332.5 million in the nine month period ended September 30, 2002 as compared to PLN 315.8 in the respective period of 2001 as the finance subsidiaries of the Company are in moratorium. In accordance with the Dutch law interest still accrues in such circumstances, however when the composition plan is accepted and ratified by the court and no longer subject to appeal, this interest will be ultimately reduced to the level accrued as of the date of opening of the moratorium.

         Taxes. The tax charge during the nine-month period ended September 30, 2002 decreased by 50.0% to PLN 1.9 million from PLN 3.8 million during the nine-month period ended September 30, 2001. In each period the charge primarily resulted from tax payable in certain of our subsidiaries.

         Net losses. As a result of the significant increase in net financial expenses offset by the growth in revenue, decrease of costs and expenses and a reduction in taxes, as discussed above, our net losses decreased by 4.7% to PLN
824.0 million during the nine-month period ended September 30, 2002 from PLN
864.7 million during nine-month period ended September 30, 2001.

OTHER BUSINESSES

         Revenues from other businesses decreased by 35.1% to PLN 13.7 million during the nine-month period ended September 30, 2002 from PLN 21.1 million during the nine-month period ended September 30, 2001. This decrease was primarily attributable to substitution of radio trunking services by mobile telephony services. As a result of this decrease in revenues, operating profit decreased to PLN 0.6 million during the nine-month period ended September 30, 2002 from PLN 1.7 million during the nine-month period ended September 30, 2001.

EBITDA / ADJUSTED EBITDA

         EBITDA for telecommunications and other business increased by 279.3% to PLN 121.0 million for the nine-month period ended September 30, 2002, from PLN
31.9 million in the nine-month period ended September 30, 2001, which was due to the factors discussed above (other than taxes) under "Telecommunications Business" and "Other Businesses."

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 COMPARED TO THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

TELECOMMUNICATIONS BUSINESS

         Revenues. Telecommunications revenues increased by 13.8% to PLN 149.1 million during the three-month period ended September 30, 2002 from PLN 131.0 million during the three-month period ended September 30, 2001. The increase was primarily attributable to an increase in the number of business customer lines, who average a higher revenue per line than residential customers - from 93,713 at September 30, 2001 (27.3% of all subscriber lines) to 103,209 at September 30, 2002 (30.3% of all subscriber lines) and was partially offset by a decrease in the average revenue per business line to PLN 225.7 for the three-month period ended September 30, 2002 from PLN 243.4 for the three-month period ended September 30, 2001. Average monthly revenue per line for residential customers decreased to PLN 73.3 for the three-month period ended September 30, 2002 from PLN 76.0 for the three-month period ended September 30, 2001. The total number of subscriber lines decreased from 343,634 at September 30, 2001 to 340,232 at September 30, 2002.

         Costs and expenses. Total costs and expenses decreased by 45.3% to PLN
281.6 million during the three-month period ended September 30, 2002 from PLN
514.4 million during the three-month period ended September 30, 2001, as a result of cost reduction activities initiated in the last quarter of 2001. The level of salaries and benefits decreased in comparison to the third quarter of 2001 mainly as result of headcount reductions implemented by the Netia Group in 2002. Costs of severance payments connected with these reductions amounted to PLN 0.3 million in the third quarter of 2002. The decrease was also attributable to impairment of fixed assets of PLN 108.7 recorded in the three month period ended September 30, 2002 as compared to the impairment of goodwill and fixed assets recorded in the respective period of 2001 amounting to PLN 317.1 million. Depreciation of fixed assets increased due to the continuing expansion of our network. Amortization of other intangible assets increased due to the increased level of computer software associated with the Company's information technology systems.

         Financial expenses, net. Net financial expense decreased to PLN 202.0 million during the three-month period ended September 30, 2002 from net financial expense of PLN 376.8 million recorded during the three-month period ended September 30, 2001. This change was mainly attributable to lower net foreign exchange rate losses in the third quarter of 2002 as compared to the same period of 2001. Interest expense amounted to PLN 115.4 million in the three month period ended September 30, 2002 as compared to PLN 107.7 in the respective period of 2001 as the finance subsidiaries of the Company are in moratorium. In accordance with the Dutch law interest still accrues in such circumstances, however when the composition plan is accepted and ratified by the court and no longer subject to appeal, this interest will be ultimately reduced to the level accrued as of the date of opening of the moratorium.

         Taxes. Tax charge increased by 55.6% to PLN 1.4 million during the three-month period ended September 30, 2002 from PLN 0.9 million in the third quarter of 2001, which primarily resulted from tax payable in certain of our subsidiaries.

         Net losses. As a result of significant decrease in our financial expenses, accompanied by increased revenues and decreased costs and expenses, as discussed above, our net losses decreased by 56.9% to PLN 327.9 million during the quarter ended September 30, 2002 from PLN 761.2 million in the third quarter of 2001.

OTHER BUSINESS

         Revenues from other businesses decreased by 43.1%, to PLN 3.3 million during the three-month period ended September 30, 2002 from PLN 5.8 million during the three-month period ended September 30, 2001. This decrease was primarily attributable to substitution of radio trunking services by mobile telephony services. As a result of this decrease in revenues, operating loss of PLN 0.7 million was recorded in the three month period ended September 30, 2002 as opposed to the operating profit of PLN 0.2 million during the three-month period ended September 30, 2001.

EBITDA / ADJUSTED EBITDA

         EBITDA for telecommunications and other business was PLN 48.6 million for the three-month period ended September 30, 2002, as compared to PLN 0.8 million for the three-month period ended September 30, 2001, which was due to multiple factors discussed above under "Telecommunications Business" and "Other Businesses."


LIQUIDITY AND CAPITAL RESOURCES

         Our liquidity and ability to satisfy future obligations is dependent upon successful implementation of debt restructuring. As at September 30, 2002, we had an accumulated deficit of PLN 3.1 billion, shareholders' deficit of PLN
1.2 billion and a working capital deficit of PLN 4.1 billion, as computed according to IAS. In addition, since December 2001, we have been in default on the payment in respect of some of our existing notes. In January 2002, those payment defaults became events of default under the indentures governing the terms of such notes, and triggered cross-default provisions in the indentures governing the rest of our existing notes. Since then, we have not made any payment due on any of our existing notes.

         As a result of our financial deficits and our events of default, we petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings in Poland, to avoid a declaration of bankruptcy pending a decision to reject our application or to rule on the composition plans proposed in our application. In addition, because the issuers of our existing notes are companies organized in the Netherlands, we also filed for moratorium proceedings in the Netherlands. Although a large majority of our Noteholders have agreed to the composition plans that are being considered by the courts in Poland and the Netherlands, which, if successful, would substantially reduce our indebtedness and give us a positive shareholders' equity and working capital, we cannot predict whether both courts will approve our composition plans as agreed with most of our Noteholders and other creditors.

         The conclusion of the arrangement proceedings in Poland and moratorium proceedings in the Netherlands by the courts' ratification thereof becoming final and unappealable, as well as approval of those arrangements in the proceedings commenced under section 304 of the US Bankruptcy Code pending in the US Bankruptcy Court, will end our status of legal insolvency. However, if any of the proceedings in Poland, the Netherlands or the United States are unsuccessful, we may have to enter into bankruptcy proceedings in any or all of these jurisdictions. The bankruptcy of Netia, Telekom or South would be expected to result in the bankruptcy of our other subsidiaries.

         We are taking steps to preserve our cash and have adopted a revised business plan in 2001, the general guidelines of which have been approved by our supervisory board. This business plan contemplated substantial reductions in capital and operating expenditures as compared to our prior plans. We have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of our remaining license fee obligations in an aggregate nominal amount of EUR 95.4 million (PLN 389.0 million at the exchange rate in effect on September 30, 2002). We have received a deferral of nominal license payments of EUR 32.9 million (PLN 134.2 million at the exchange rate in effect on September 30, 2002) until December 31, 2002. A deferral fee of PLN
15.8 million based on the decision issued by the Ministry of Infrastructure is also due on December 31, 2002. Further, we have not made the payment of EUR 1.0 million (PLN 4.1 million at the exchange rate in effect on September 30, 2002) for our long-distance license fee obligation that was due on January 31, 2002. As at September 30, 2002, we had cash and cash equivalents of PLN 374.1 million. We may consider taking other steps that may prove necessary to continue our operations. These steps may include a further reduction of both operating and capital expenditures and other attempts to reduce and/or refinance our long-term debt. The material uncertainties related to the factors described above cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. However, we believe that we will be able to continue our business activities and, therefore, we have prepared our unaudited condensed consolidated financial statements for the nine-month period ended September 30, 2002 on a going-concern basis.

         Net cash provided by operating activities was PLN 152.7 million during the nine-month period ended September 30, 2002 and PLN 145.4 million during the nine-month period ended September 30, 2001. This decrease was mainly driven by the changes of working capital components. Our telecommunication revenues were greater than our cash operating expenditures during both these periods, which contributed to positive operating cash flow.

         Net cash used in investing activities was PLN 221.1 million during the nine-month period ended September 30, 2002 compared to PLN 570.3 million during the nine-month period ended September 30, 2001. This decrease in cash used in investing activities was due to a decrease in the amount of fixed assets purchased, such as switches and fiber-optic cable.

         Net cash used in financing activities in the nine-month period ended September 30, 2002 was PLN 76.1 million, relating to PLN 29.3 of partial settlement of our swap transaction entered into with JP Morgan, paid in January 2002 and PLN 46.4 million of payments connected with restructuring. In the nine-month period ended September 30, 2001, outflow from financial activities was PLN 62.4 million and was connected with the payment of coupon interest on our 1997 Senior Dollar Notes of PLN 55.2 million and an increase in restricted investment of PLN 7.1 million, relating to a hedge transaction collateral deposited with Merrill Lynch International.

         Cash and cash equivalents are held in Polish Zlotys, EUR and USD in Poland.


    NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Services Accounting Board (the "FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied beginning with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. On January 1, 2002, Netia adopted SFAS 142. Based on management's evaluation of Netia's financial position at that date, including its negative equity and the value of Netia's quoted stock market price, Netia has written off goodwill with a net book value of PLN 213,443 for US GAAP purposes.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objective of SFAS 143 is to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied commencing with fiscal years which begin after June 15, 2002. We are currently evaluating the impact that the adoption of SFAS 143 will have on our consolidated financial statements.

         On January 1, 2002, Netia adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supersedes APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and SFAS No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirements of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a "primary assets" approach to determine the cash-flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. The adoption of SFAS 144 did not have an impact on Netia's results of operations or financial position.

         In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction as of April 2002" ("SFAS 145"). The objective of SFAS 145 is to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects and that are similar to sale-leaseback transactions. The provisions of SFAS 145 are required to be applied in fiscal years beginning after May 15, 2002. We are currently evaluating the impact that the adoption of SFAS 145 will have on our consolidated financial statements.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity". The provisions of SFAS 146 are required to be applied for exit or disposal activities initiated after December 31, 2002. We are currently evaluating the impact that the adoption of SFAS 146 may have on our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

         Below we present our critical accounting policies. It should be noted that we prepare our interim condensed consolidated financial statements in accordance with IAS. IAS differ in certain important respects from U.S. GAAP. You should read Note 13 to Item 1. "Unaudited Condensed Consolidated Financial Statements" for a discussion of these differences as they relate to us.

ESTIMATING THE IMPAIRMENT OF ASSETS

         We are required to estimate the recoverable amount of an asset whenever there is an indication that the asset may be impaired. We are also required to recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. Recoverable amount of an asset is to be measured as the higher of net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's-length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs; while the value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life. In determining an asset's value in use, we are required to estimate the future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal; and applying the appropriate discount rate to these future cash flows.

         For the purposes of reconciliation of our results to U.S. GAAP we measure recoverability of assets to be used by a comparison of the carrying value of an asset to projected undiscounted future net cash flows to be generated by the asset.

REVENUE RECOGNITION

         We measure our telecommunications and other revenue net of discounts and value added tax. Our telecommunications revenue includes mainly installation fees, monthly charges and calling charges. We record revenue from installation fees, which are not in excess of selling costs, when the customer is connected to the network. Our other telecommunication revenue comprises the provision of Internet, leased lines, frame relay and ISDN services as well as the sale of telecommunications accessories, and we recognize revenues for these transactions when the service is provided or when the goods are sold.

         Our other revenue includes revenue from specialized mobile radio service (public trunking), through our subsidiary Uni-Net. We record service revenues when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

         For the purposes of reconciliation of our results to U.S. GAAP we comply with requirements of the Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements", or SAB 101. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of customer relationship. We have applied SAB 101 and deferred the revenue from installation fees over the expected period of the customer relationship. The expected period of the customer relationship was seven years for the year ended December 31, 2000, and revised to five years as of January 1, 2001. The effect of this change in the expected period of the customer relationship is not material for the current period.

DEFERRED INCOME TAXES

         As part of the process of preparing our consolidated financial statements we are required to estimate tax incomes and losses of our subsidiaries. To do this, we estimate our actual current tax liabilities, while deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. We use currently enacted tax rates to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. We record valuation allowances for deferred tax assets when it is likely that tax benefits will not be realized. To the extent we establish a valuation allowance or increase this allowance in the period, we must include an expense within the tax provision in the statement of operations.


         The critical accounting policies discussed above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by IAS or U.S. GAAP., if applicable, with no need for management's judgement in their application. There are also areas in which the exercise if management's judgement in selecting an available alternative would not produce a materially different result.

INFLATION

         In connection with its transition from a state-controlled to a free-market economy, Poland experienced high levels of inflation and significant fluctuations in the exchange rate for the Polish Zloty.

         The Polish government adopted policies that slowed the annual rate of consumer price inflation from an average of 250.0% in 1990 to approximately 13.2% in 1997, 8.6% in 1998, 9.8% in 1999, 8.5% in 2000 and 3.6% in 2001.
Inflation in the twelve-month period ended September 30, 2002 amounted to approximately 1.2%. Substantial portions of our operating expenses are, and are expected to continue to be, denominated in Polish Zloty and tend to increase with inflation. Inflation has had and, may continue to have a material adverse effect on our financial condition and results of operations. We may increase our tariffs to account for Polish price inflation. The NTA, however, grants the ORTP the authority to review and, in certain situations, effectively overrule the prices we and other telecommunications service providers propose to charge for our services.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATES

         We do not have any floating rate debt. Our fixed-rate borrowings in USD and EUR are under default. If interest rates fall in those currencies, the fair value of our fixed-rate debts denominated in those currencies would rise, and we would not benefit from any opportunity to borrow at lower rates after an interest rate decrease.

FOREIGN EXCHANGE RISK

         We face foreign exchange risk because our revenues are denominated in Polish Zloty, and a significant portion of our capital expenditures and most of our debt service and license fee obligations are denominated in currencies other than Polish Zloty. These include our liabilities to the suppliers of switching and transmission equipment and a portion of our construction costs, which are generally denominated in USD.

         Even if our restructuring is successful, we will still face foreign exchange risk in respect of our capital expenditure-related liabilities and license fee obligations. Moreover, the new notes that we are planning to issue upon the completion of our restructuring process will be denominated in Euro and will therefore bear foreign exchange risk.

         Our liabilities under the 1997 Notes, the 1999 Notes and the 2000 Notes are denominated in USD or EUR, and our license fee obligations are denominated in EUR. Any devaluation of the Polish Zloty against those currencies that we are unable to offset through price adjustments will require us to use a larger portion of our revenues to service our non-Zloty-denominated debt. To hedge the risk of exchange rate fluctuations, we have entered into currency swap agreements with respect to a portion of the 1997 Notes and the 1999 Notes, as discussed below. However, shifts in currency exchange rates had an adverse effect on our ability to service our non-Zloty-denominated obligations and, therefore, on our financial condition and results of operations.

         On July 31, 2000, Telekom and South, two wholly owned subsidiaries of Netia, entered into a cross-currency swap transaction with JPMorgan. Under the terms of the transaction, the two subsidiaries were to swap interest payments on USD 200.0 million aggregate amount of 10.25% 1997 Dollar Notes for interest payments on PLN 430.0 million aggregate principal amount of 12.74% Notes and PLN
430.9 million aggregate principal amount of 12.775% Notes. The interest payments were to be swapped during the period commencing on May 1, 2001 and terminating on November 1, 2005.

         On August 14, 2001, Telekom, South and NH III BV, a wholly owned subsidiary of Netia, entered into a swap novation agreement with JPMorgan. On the basis of this agreement, NH III BV became a party to the transaction described above, replacing Telekom and South. NH III BV subsequently entered into a back-to-back swap transaction with Telekom and South on terms equal to the transaction described above.

         On January 18, 2001, NH III BV entered into a cross-currency swap transaction with JPMorgan. Under the terms of the transaction, NH III BV swapped the fixed rate interest payments on USD 100.0 million aggregate amount of its 1999 Senior Dollar Notes, for fixed rate interest payments on PLN 413.5 million aggregate principal amount of 16.76% Notes, and swapped the fixed rate interest payments on EUR 100.0 million aggregate amount of its 1999 Senior EUR Notes, for fixed rate interest payments on PLN 389.5 million aggregate principal amount of 17.50% Notes. The interest payments were to be swapped during the period commencing December 15, 2001 and terminating June 15, 2007. Also on January 18, 2001, NH III BV entered into a back-to-back swap transaction with Telekom and South on terms equal to the transaction described above.

         On February 20, 2002, Netia issued a fully revocable guarantee to JPMorgan, guaranteeing the obligations of its subsidiary, NH III BV, under the swap termination arrangement previously negotiated between the two parties. The guarantee is conditional upon JPMorgan resigning from the guarantee issued previously by Telekom and South. The temporary guarantee may be revoked at any time by the Company.

         On March 30, 2001, Telekom entered into a cross-currency swap transaction with Merrill Lynch Capital Services, Inc. Under the terms of the transaction, Telekom swapped the fixed rate interest payments on USD 193.6 million aggregate amount of its 1997 Senior Discount Notes for fixed rate interest payments on PLN 796.0 million aggregate principal amount of 13.81% Notes, and swapped the fixed rate interest payments on DM 207.1 million aggregate amount of its 1997 Senior DM Discount Notes for fixed rate interest payments on PLN 389.1 million aggregate principal amount of 13.81% Notes. The interest payments were to be swapped during the period commencing May 1, 2002 and terminating November 1, 2005. Netia is the guarantor of the payment obligations of Telekom in connection with these swap transactions.

         On December 14, 2001, Telekom cancelled the swap transactions entered into with Merrill Lynch Capital Services, Inc. Conditions of the cancellation included the forfeiture of the deposit account of USD 2.6 million (PLN 10.5 million at the exchange rate in effect on December 17, 2001) to Merrill Lynch Capital Services, Inc. and a payment of USD 3.0 million (PLN 12.0 million at the exchange rate in effect on December 17, 2001) on the day of cancellation plus 12 installments of USD 0.7 million (PLN 2.9 million at the exchange rate in effect on September 30, 2002) payable in arrears starting from either July 1, 2002 or the date on which we obtain new financing. The payment, which was due on July 1, 2002, has not been settled.

         Since we did not make certain interest payments on our notes due on December 15, 2001, we also did not make a related payment of PLN 70.6 million due on December 17, 2001 pursuant to the cross-currency swap agreement between NH III BV and JPMorgan. These payment defaults became an event of default under that agreement on December 21, 2001.

         On January 11, 2002, NH III BV cancelled all swap transactions entered into with JPMorgan . Conditions of canceling included a payment of USD 7.2 million (PLN 29.3 million at the exchange rate in effect on January 11, 2002 or PLN 29.9 million at the exchange rate in effect on September 30, 2002) representing 15% of the mark-to-market value of the swap on that day. JPMorgan is a party to our Restructuring Agreement, under which it will be issued some of the new notes and ordinary shares in the proposed restructuring in exchange for the remaining portion of our liabilities under the swap transactions (USD 40.7 million). Back-to-back swaps among NH III BV, Telekom and South were cancelled on terms equal to terms of cancellation agreed with JPMorgan. The effects of the cancellation were fully recognized in the statements of operations for the year ended December 31, 2001.

         The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign exchange rates as of December 31, 2001. The table presents the maturities of debt and the related weighted average interest rates by expected maturity date. The information is presented in Polish Zloty, which is our reporting currency.


     INTEREST RATE AND FOREIGN EXCHANGE RISK MANAGEMENT PRINCIPAL (NOTIONAL)
                           AMOUNT BY EXPECTED MATURITY


                                                                                      DECEMBER 31, 2001            DECEMBER 31, 2000
                                                                                ----------------------------------------------------
                          2002     2003    2004    2005    2006    THEREAFTER       TOTAL        FAIR VALUE     TOTAL    FAIR VALUE
                       ----------------------------------------------------------------------- -------------------------------------
Debt, including
current portion:
-----------------------
Fixed rate (USD) ....    1,967,439      -       -       -       -             -     1,967,439    339,384    1,978,924   1,455,870
Interest rate (fixed)       11.22%                                                     11.22%                  11.22%

Fixed rate (DM)......      372,860      -       -       -       -             -       372,860     64,318      374,381     264,265
Interest rate (fixed)       11.00%                                                     11.00%                  11.00%

Fixed rate (EUR) ....    1,056,570      -       -       -       -             -     1,056,570    182,258    1,156,320     999,253
Interest rate (fixed)       13.67%                                                     13.67%                  13.67%
                                                                                -------------- -------------------------------------
                                                                                    3,396,869    585,960    3,509,625   2,719,388
                                                                                ============== =====================================


         In addition to our debt included above, as of September 30, 2002 we have obligations connected with the payments for licenses of PLN 389.0 million (USD 93.8 million at the exchange rate prevailing at September 30, 2002) (recorded at present values in our financial statements as PLN 300.4 million (USD 72.4 million at the exchange rate prevailing at September 30, 2002)) in accordance with the requirements of IAS 38, "Intangible Assets".

PART II
OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

ARRANGEMENT PROCEEDINGS IN POLAND

         Applicable Polish law requires a company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceeded its assets, unless it petitions for arrangement proceedings. To avoid bankruptcy, on February 20, 2002, Netia and its wholly owned subsidiaries, South and Telekom, petitioned the Court of Warsaw to open arrangement proceedings.

         Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the notes, as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default, which require notice prior to acceleration, such an event of default does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of our Noteholders has agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

         The arrangement proceedings for Telekom, Netia and South were opened on April 22, 2002, May 15, 2002 and May 20, 2002, respectively. The Company should be able to continue its day-to-day operations for as long as the arrangement proceedings remain open.

         On June 24, 2002, a general meeting of creditors of Telekom was held. At the meeting, 98.3% of Telekom's creditors entitled to vote at that meeting voted in favor of the reduction of Telekom's indebtedness by 91.3% as approved by the court on June 25, 2002. The Dissenting Parties filed a complaint against the court's approval of Telekom's arrangement proceedings. Telekom filed a motion for a rejection of the appeal on August 7, 2002. Along with the appeal, the Dissenting Parties also filed a motion for their admission as participants to Telekom's arrangement proceeding. The Dissenting Parties were claiming that as creditors of the Company, a creditor of Telekom, they had an interest in the results of the proceeding and should therefore be admitted as a participant. On September 11, 2002 the Regional Court in Warsaw rejected the appeal of the Dissenting Parties dated August 7, 2002 against the court's approval of Telekom's arrangement proceeding. On October 8, 2002 the Dissenting Parties submitted to the District Court in Warsaw a compliant against the decision of the Regional Court in Warsaw dated September 11, 2002. On October 21, 2002 Netia, Telekom and South entered into the Agreement and Releases with the Dissenting Parties, which included an agreement by the Dissenting Parties to withdraw the appeal. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew on October 28, 2002 all their claims in connection with the arrangement proceedings.

         The decision of the Regional Court in Warsaw dated June 25, 2002 approving the arrangement proceedings of Telekom will become final and unappealable if: (i) the court issues a decision to discontinue the appeals proceedings commenced by the Dissenting Parties as a result of withdrawal of all objections and appeals by the Dissenting Parties on October 28, 2002; and (ii) decisions discontinuing the appeals proceedings become final and unappealable.

         On June 28, 2002, a general meeting of Netia's creditors was held. At the meeting, a total of 95.3% of its creditors voted in favor of the reduction of Netia's debt by 91.3%. On August 9, 2002, the court approved the Netia arrangement. On August 16, 2002 the Dissenting Parties have appealed the decision of the court. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew on October 28, 2002 all their claims in connection with the arrangement proceedings.

         The decision of the Regional Court in Warsaw dated August 9, 2002 approving the arrangement proceedings of Netia will become final and unappealable if: (i) the court issues a decision discontinuing the appeals proceedings commenced by the Dissenting Parties as a result of withdrawal of all objections and appeals by the Dissenting Parties on October 28, 2002; and (ii) decisions discontinuing the appeals proceedings become final and unappealable.

         The arrangement for South was adopted by creditors at the creditors' meeting on August 29, 2002. During the meeting, 100% of its creditors voted in favor of the 99% reduction of South's indebtedness. On July 16, 2002, the Dissenting Parties filed a motion for their admission to South's arrangement proceeding. The Dissenting Parties are not direct creditors of South, and consequently they are not participants in that proceeding. They were claiming that, as creditors of South's creditor, they have an interest in the result of the proceedings and should therefore be admitted as participants. Their motion was rejected by the court on August 9, 2002. The decision has been appealed by the Dissenting Parties. On September 18, 2002 the court postponed issuing the decision on approval of the arrangement until this appeal is completed. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew on October 28, 2002 all their claims in connection with the arrangement proceedings.

         The arrangement proceeding for South will be completed if: (i) the court issues a decision to discontinue the appeals proceedings commenced by the Dissenting Parties as a result of withdrawal of all objections and appeals by the Dissenting Parties on October 28, 2002; (ii) such decision becomes final and unappealable; (iii) the Regional Court in Warsaw approves the arrangement with creditors dated August 29, 2002, and (iv) the decision of the Regional Court in Warsaw approving the arrangement with creditors becomes final and unappealable.

         If a final order to reduce Netia's indebtedness is not granted, Netia will have to file for bankruptcy under Polish law within two weeks after such event occurs.

MORATORIUM PROCEEDINGS IN THE NETHERLANDS

         On July 12, 2002, NH BV, NH II BV and NH III BV, Dutch wholly owned special-purpose finance subsidiaries of the Company, each filed applications with the Dutch court in order to restructure the obligations owed under the existing notes issued by NH BV and NH II BV and under a cross-currency swap agreement executed by NH III BV As requested in the applications, on July 12, 2002, the Dutch court granted provisional moratorium of payments (voorlopige surseance van betaling) to these companies. The composition plans presented by NH BV, NH II BV and NH III BV to the Dutch court include canceling the obligations under the existing notes and the swap agreement in exchange for issuing new notes with a principal amount of EUR 50 million, to be issued by NH BV and the possibility of exchanging reduced claims in the form of installment obligations to be received pursuant to the arrangements in Poland for series H shares to be issued by the Company.

         In order to be accepted, a composition plan must be approved by two thirds of the recognized and admitted creditors representing three fourths of the nominal amount of the recognized and admitted claims of the relevant debtor. As a consequence of this system, recognized or admitted creditors not present or represented at the creditors' meeting or recognized or admitted creditors who are present or represented but abstain from voting shall effectively be considered to have voted against the composition plan. In the event of the non-acceptance of a composition plan by the creditors, the Dutch court may, at its discretion, declare the relevant debtor bankrupt.

         At the creditors' meetings of the NH BV, NH II BV and NH III BV held on October 28, 2002, all creditors present cast their votes in favor of the composition plans of the NH BV, NH II BV and NH III BV. The hearing on approval of the composition plans will be held on November 6, 2002.

         The Dutch court can postpone the date on which it will consider the ratification of a composition plan. Before ratification takes place, the administrator and the creditors are entitled to notify the supervisory judge of their positions with respect to the ratification of the composition plan. The supervisory judge then renders a written report on the composition plan. The court must refuse to ratify the composition plan if one or more of the following conditions exist: (a) the value of the assets of the estate considerably exceeds the amount agreed to in the composition plan; (b) the performance of the composition plan is not sufficiently guaranteed; (c) the composition plan was reached by means of a fraudulent act or by other unfair means or the plan provides for preferential treatment of one or more creditors; and/or (d) the fees and expenses of the experts and the administrator(s) have not been paid to the administrator(s), or in the absence of such payment, security has not been issued therefor. In addition to these grounds, the court has the discretion to refuse the ratification of the composition plan on other grounds or on its own motion (ambtshalve). The court may, at its own discretion, declare the debtor bankrupt simultaneously with its refusal to ratify the composition plan. The ratification of or the refusal to ratify a composition plan is open to appeal for a period of eight days after the date of the court decision.

         Each creditor towards whom the debtor does not timely fulfil its obligations under the composition plan may request dissolution of the composition plan by the court. In that case the debtor would be required to prove that it had fulfilled its obligations under the composition plan. The court may grant the debtor a postponement of one month in order to fulfil its obligations. If the court dissolves the composition plan it will most likely declare the debtor bankrupt.

         NH BV, NH II BV and NH III BV in proposing their composition plans, are trying to ensure that the outcome of these plans will fit as much as possible within the proposed restructuring. However, as the Dutch proceedings are governed by Dutch law and the Polish arrangement proceedings are governed by Polish law, the proceedings may not run parallel and, consequently, there may be discrepancies that may affect the ability to implement the proposed restructuring.

         In view of the high degree of financial interdependence between the companies of the Netia Group, execution of the Dutch composition plans (particularly the delivery of the new notes) will take place as soon as possible after both the moratorium of payments of NH BV, NH II BV and NH III BV and the Polish arrangement proceedings have come to a definitive end, either through the judgements in the Dutch moratorium proceedings and the Polish arrangement proceedings having become unconditional and irrevocable (prawomocne), or otherwise. At this stage it is unclear when the moratorium of NH BV, NH II BV and NH III BV and the Polish arrangement proceedings will come to a definitive end and, consequently, when the composition plans will be executed.

SECTION 304 PROCEEDINGS IN THE UNITED STATES

         In connection with the arrangement proceedings in Poland, Netia commenced an ancillary proceeding in the US Bankruptcy Court pursuant to section 304 of the US Bankruptcy Code. The ancillary proceeding sought, among other things, the turnover to Netia of Deposits. The Deposits were created pursuant to the Investment Agreement, between Telekom, South and State Street Bank and Trust Company, as amended by an assignment and assumption agreement, dated as of March 31, 2001, between Telekom, South and Netia. The Investment Agreement is governed by New York law. The Dissenting Parties, who are holders of the 13.75% Senior Notes due 2010, challenged Netia's right to the Deposits, claiming that the Deposits belong to the holders of such notes. By order dated May 28, 2002, the US Bankruptcy Court, finding that Netia had demonstrated a likelihood of success over the objections of the Dissenting Parties, issued a preliminary injunction enjoining the Dissenting Parties from taking any action against the Deposits pending the US Bankruptcy Court's final determination. Seeking to vacate the injunction and establish their entitlement to the Deposits, the Dissenting Parties appealed the US Bankruptcy Court's May 28, 2002 order to the US District Court of the Southern District of New York. Upon the Dissenting Parties' motion filed with the US Bankruptcy Court pursuant to the Agreement and Releases, the appeals were dismissed on October 28, 2002 without prejudices to reinstatement by any party on or before January 28, 2003, in the event the restructuring is not completed by then. Independently of the decision with respect to the permanent injunction, the US Bankruptcy Court will decide whether the Deposits should be turned over to Netia.

         By a decision dated September 12, 2002, the US Bankruptcy Court, finding that Netia prevailed over the Dissenting Parties' objections, converted the preliminary injunction into a permanent injunction preventing the Dissenting Parties from taking any action against the Deposits pending the US Bankruptcy Court's decision to have the Deposits turned over to Netia. The US Bankruptcy Court's decision to turn the Deposits over to Netia is still pending.

RESULTS OF RESTRUCTURING TRANSACTIONS

         As result of the restructuring transactions, liabilities relating to the Company's notes will be fully reduced in the Dutch moratorium and replaced by liabilities resulting from the guarantees issued previously by Netia Holdings to the Noteholders and swap counterparties. These guarantees will be reduced in the Polish arrangement proceedings to 8.7% of their original values. The creditor parties will be offered to exchange their remaining reduced claims against the Company for up to 317,682,740 series H shares. Additionally, all the Noteholders and swap counterparties will be issued new notes amounting to EUR 50 million. Furthermore, the Company will issue series J and series K shares, representing warrants for existing shareholders and shares issued under key employee stock option plan, respectively. The difference between the total of:
(i) the carrying value of the existing notes and (ii) liabilities connected with cancellation of cash flow hedges and the total of: (i) value of installment obligations not exchanged into shares, (ii) the value of the new notes and (iii) the value of all series of new shares issued will be recorded in the shareholders' equity. The effects of the restructuring transactions will be recorded upon issuance of the final decisions by the respective courts in Poland, the Netherlands and the United States, and upon the registration of shares by the Polish court and upon the issuance of the new notes.

         The arrangement proceedings will not lead to the elimination of all of our outstanding debt. Even in the event that the arrangement proceedings are successful, we will have to repay the liabilities that would remain outstanding, including the new notes to be issued upon the completion of the restructuring process and liabilities in respect of creditors that will not obtain any consideration in the form of our ordinary shares or new notes in our restructuring transactions.

         The conclusion of arrangements with our creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow us to regain solvency by abolishing our status of legal insolvency. If we fail to reach an arrangement with our creditors, and if reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, we may have to go into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia, Telekom or South would make it difficult for our other companies to raise financing they would need to continue operating, and they, too, may be forced to declare bankruptcy.

MINORITY SHAREHOLDERS

         On August 1, 2002 the Company received a copy of the claim filed by a minority shareholder with the District Court in Warsaw alleging that the distribution of the warrants to be issued by the Company under pending financial restructuring is harmful to the minority shareholders and violates good customs. The Company's management believes the claim to be unsubstantiated. Therefore, on August 14, 2002, the Company submitted a motion with the District Court in Warsaw to dismiss the claim of a minority shareholder. The Company has also received a decision of the District Court in Poland of June 14, 2002 whereby the District Court in Poland resolved to forward to the Regional Court for the city of Warsaw for its determination a claim filed by another minority shareholder. The Company has not received a copy of the claim and thus is not aware of its merits. The Company intends however to file for its dismissal if based on the grounds of the claim received on August 1, 2002 and referred to above.

         On October 30, 2002 the Company received a copy of the claim filed by a minority shareholder requesting the invalidation of a resolution adopted at the Extraordinary General Meeting of Shareholders held on August 30, 2002. The minority shareholder claims that the Extraordinary General Meeting of Shareholders was convened in violation of formal requirements under section 402 of the Polish Commercial Companies' Code. Management of the Company believes the claim to be unsubstantiated and expects to file for its dismissal.

MILLENNIUM

         In August and September 2000, we entered into several agreements to acquire all of the outstanding equity of Millennium Communications S.A., a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10.8 million and USD 20.2 million based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, we advanced them a total of PLN 8.5 million and EUR
2.9 million (PLN 11.8 million at the September 30, 2002 exchange rate), of which PLN 8.5 million was subsequently repaid by Millennium in January 2001. In December 2000, we initiated court and arbitration proceedings, and amended them in October 2001 in response to the failure by Millennium to perform the agreement. We are claiming the repayment of the remaining part of the funds we advanced to them in the order of PLN 11.5 million, plus damages of PLN 8.5 million.

         On October 15, 2002 the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's direct claims against the Company for declaration of the share subscription agreement void and ineffective and payment of PLN 11.5 million by the Company. The court also dismissed the Company's counter-claim for damages in the amount of PLN 8.5 million. The Company's management board intends to petition the proper court of law to set aside the ruling of the arbitration court, claiming, among other things, material breaches of material law and arbitration procedures by the arbitration court. A case brought by the Company against Millennium in another court, petitioning for the repayment of PLN 11.5 million loan is still pending.

         On February 28, 2001, Millennium filed a motion against us for certain acts of unfair competition. They requested the court to order us to pay Millennium damages of PLN 50 million. We believe that the Millennium suit was filed as a litigation tactic in connection with our lawsuit against Millennium and Millennium's unfair competition claim does not have any underlying merit.

         We do not believe that the settlement of this matter will have a material adverse effect on our financial condition.

SOFITEC

         In January 1998, Sofitec International, a company incorporated in France, commenced proceedings in the Commercial Court of Paris against us and two of our officers claiming payment of approximately USD 4.1 million together with damages of USD 0.4 million. Sofitec's claim relates to work and services allegedly performed under an agreement that was entered into in January 1992 under which we agreed to pay Sofitec a fee in the event that we obtained financing or other benefits from an entity or entities to whom we had been introduced by Sofitec acting according to the Sofitec agreement.

         In the proceedings, Sofitec alleges that, as a result of the work and services performed by it under the Sofitec agreement, we obtained financing from the European Bank for Reconstruction and Development ("EBRD"), in 1996. We presented our defense motion in which we denied that Sofitec or any of its agents or employees performed any work or services under the Sofitec agreement, which would entitle it to payment of a fee. Specifically, we denied that Sofitec either introduced us to EBRD or that Sofitec performed any work or services in connection with the financing that we obtained from EBRD in 1996 which would entitle it to payment of any fee under the Sofitec agreement.

         The first hearing in the proceedings took place in March 1998. At that hearing Sofitec was ordered to produce the documents and evidence in support of its claim by April 1998, at which time a second hearing took place. We presented our defense motion at a hearing held in September 1998. The proceedings are still pending. Management is of the opinion that, having obtained legal advice, it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim. We do not believe that this matter will have a material adverse effect on our financial condition.




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
KEVIN DAROCH

         We received a letter, dated January 8, 1999, with a claim for USD 10 million in connection with consulting services provided to us by an outside consultant. We are of the opinion, having obtained legal advice, that this claim is at too early a stage to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly, no liability has been recorded for this claim. We do not believe that this matter will have a material adverse effect on our financial condition.

MISCELLANEOUS

         From time to time, we are involved in various other legal proceedings arising in the ordinary course of business. We are not currently a party to any other litigation or regulatory proceeding that we believe could have a material adverse effect on our business, financial condition or operating results.

UMTS TENDER

         In November 2000, the Ministry of Communications (now the Ministry of Infrastructure) cancelled its planned tender process and issued a UMTS license to each of Plus GSM, Era GSM and Centertel. We had chosen not to participate in the tender process after careful analysis of the terms upon which the licenses were to be granted. However, when the licenses were granted (without a tender), many of the terms that we had found objectionable were not included. As a result, in December 2000, we initiated proceedings with the Ministry of Communications with respect to the grant of UMTS licenses to the other operators and we also submitted to the Ministry of Communications a statement of our intention to acquire a license to provide UMTS services on the same terms as those granted to Plus GSM, Era GSM and Centertel. In these proceedings, we sought the revocation of the licenses granted to these operators and the initiation of a new tender for the three UMTS licenses. In the alternative, we have requested that the Ministry of Communications grant a UMTS license to us on terms no less advantageous than those licenses granted to the other operators. In January 2001, we received notice that the Ministry of Communications had ruled against us in these proceedings. We have resubmitted our submissions to the Ministry of Communications on appeal and filed a claim with the Supreme Administrative Court regarding the Minister's delay in reviewing the appeal and are currently awaiting a ruling.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

         (a) Not applicable

         (b) Not applicable

         (c) Not applicable

         (d) Not applicable


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
 ITEM 3. DEFAULTS UPON SENIOR SECURITIES

         (A) DEFAULT ON OUR NOTES

         On December 15, 2001, NH II BV, a wholly owned subsidiary of Netia, failed to make USD 6.6 million and EUR 6.8 million interest payments on its 1999 Dollar Notes and its 1999 EUR Notes, respectively. Under the terms of the indentures governing those notes, the failure to make those payments became events of default on January 14, 2002. In addition, those events of default triggered events of defaults under the cross-default provisions of the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes and 2000 EUR Notes. We also did not make all subsequent payments of interest due after December 15, 2001.

         NH BV, a wholly owned subsidiary of Netia, did not make interest payments of USD 10.3 million on the 101/4% Dollar Notes due 2007, USD 10.9 million on 111/4% Discount Dollar Notes due 2007 or the interest payment of approximately EUR 5.8 million on the 11% Discount DM Notes due 2007, all of which were due on May 1, 2002.

         NH II BV, a wholly owned subsidiary of Netia, did not make interest payments of USD 6.6 million on the 131/8% Dollar Notes due 2009, EUR 6.8 million on the 131/2% EUR Notes due 2009 or the interest payment of EUR 13.8 million on the 133/4% EUR Notes due 2010, all of which were due on June 15, 2002.

         NH BV, a wholly owned subsidiary of Netia, did not make interest payments of USD 10.3 million on the 101/4% Dollar Notes due 2007, USD 10.9 million on 111/4% Discount Dollar Notes due 2007 or the interest payment of approximately EUR 5.8 million on the 11% Discount DM Notes due 2007, all of which were due on November 1, 2002.

         Applicable Polish law requires a company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceed its assets, unless it petitions for arrangement proceedings. To avoid bankruptcy, on February 20, 2002, Netia and its wholly owned subsidiaries, South and Telekom, petitioned the Court of Warsaw to open arrangement proceedings. All three arrangement proceedings have been opened. Petitioning for or opening arrangement proceedings may constitute an additional event of default under the indentures governing our notes, such as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice before acceleration, such an event of default does not require prior notice for payment of principal, or premium, if any, and accrued interest to be immediately due and payable. However, a majority of our Noteholders has agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

         Under the Polish law interest accrues on notes until an arrangement proceeding is open. Therefore, the interest in the books of Netia, Telekom and South is accrued till May 15, 2002, April 22, 2002 and May 19, 2002, respectively. Moreover, all liabilities denominated in foreign currencies were converted into Polish Zlotys on the day of the opening of the arrangement proceedings. Under Dutch law, when a company is in moratorium interest still accrues, however when the composition plan is accepted and ratified by the court and no longer subject to appeal, this interest will be ultimately reduced to the level accrued as of the date of opening of the moratorium. Interest in the books of NH BV and NH II BV therefore accrued till September 30, 2002.

         DEFAULT ON OUR CROSS-CURRENCY SWAPS

         We also failed to make a payment of PLN 70.6 million due on December 17, 2001 pursuant to the cross-currency swap agreement between NH III BV and JPMorgan. These payment defaults became an event of default under that agreement on December 21, 2001. On January 11, 2002, NH III BV cancelled all swap transactions entered into with JPMorgan. Conditions of the cancellation included a payment of USD 7.2 million (PLN 29.3 million at the exchange rate in effect on January 11, 2002, or PLN 29.9 million at the exchange rate in effect on September 30, 2002) representing 15% of the mark-to-market value of the swap on that day. JPMorgan is a party to our Restructuring Agreement, under which it will be issued some of the new notes and series H shares in the proposed restructuring in exchange for the reduced claims under the swap transactions (USD 40.7 million). Back-to-back swaps among NH III BV, Telekom and South were cancelled on terms equal to the terms of cancellation agreed with JPMorgan.

         On December 14, 2001, Telekom cancelled its swap transaction entered into with Merrill Lynch International, Inc. The terms of cancellation included payment of twelve monthly installments of USD 0.7 million each, beginning from July 1, 2002. Neither Telekom nor Netia, being the guarantor of this transaction, settled the installment due on July 1, 2002.

         (b)    Not applicable

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

     (a) During the nine-month period ended September 30, 2002, we held the following Extraordinary Meetings of our Shareholders:

     o On February 5, 2002 we held an Extraordinary General Meeting of our Shareholders, during which no resolutions with respect to the items contemplated by the agenda of the Meeting were adopted.

     o On February 19, 2002 we held an Extraordinary General Meeting of our Shareholders, during which the shareholders approved a two-week adjournment of the meeting. No substantive resolutions were voted upon at the meeting. The meeting was continued on March 5, 2002, when a further one-week adjournment was approved. No substantive resolutions were voted upon at the meeting. The meeting was continued on March 12, 2002, when our shareholders approved, among other things, resolutions to increase our share capital by the issuance of a new series of the Company's shares, and to amend Netia's corporate by-laws in connection with the Company's debt restructuring. Additionally, Mr. Przemyslaw Jaronski was elected to Netia's Supervisory Board at the EGM with the support of Netia's shareholders, to represent the ad hoc committee of Noteholders.


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
     o On March 27, 2002 we held an Extraordinary General Meeting of our Shareholders, during which a one-week adjournment was approved. No substantive resolutions were voted upon by the shareholders at the meeting. The meeting was continued on April 4, 2002, when our shareholders approved an amendment to the Company's corporate statute concerning a conditional increase of the Company's share capital and also authorized Netia's Management Board to issue warrants in connection with its debt restructuring. The resolutions adopted at the meeting concern, among other things, a conditional increase of the Company's share capital by up to PLN 83,222,437 (through the issuance of ordinary bearer series "J" and "K" shares) with the aim of facilitating the issuance of warrants to existing shareholders (up to 64,848,652 of series "J" shares), as well as a stock option plan for Netia's key employees (authorized capital up to 18,373,785 of series "K" shares). In accordance with the terms of the Restructuring Agreement, dated March 5, 2002, the Company may not allocate more than 5% of its post-restructuring share capital, before the issuance of warrants, to this stock option plan.

     o On June 18, 2002 the Ordinary Shareholders' Meeting of Netia Holdings S.A. re-adopted certain shareholders' resolutions from the previous shareholders' meetings. Those resolutions regard the issuance of series "H" shares, previously adopted by the Extraordinary General Shareholders' Meeting held on March 12, 2002 in connection with the Company's ongoing restructuring. Pursuant to Polish law, a resolution increasing the company's share capital may not be filed with the registry court later than six months after its adoption. Re-adoption of these resolutions therefore extends the time during which the share capital increase can be registered.

     o On August 30, 2002 the Extraordinary Shareholders' Meeting of Netia Holdings S.A. resolved that the mandates of the members of the Supervisory Board of Netia Holdings S.A. appointed by the Shareholders' Meeting of Netia Holdings S.A. in 1999 shall expire in 2003 at the Ordinary Shareholders' Meeting of Netia Holdings S.A. to be convened to approve financial statements of the Company for the financial year 2002.


     (b) On March 12, 2002, Mr. Przemyslaw Jaronski was appointed as a member to our Supervisory Board. Przemyslaw Jaronski represents our Noteholders and has veto power over most of the decisions of the Supervisory Board.

          On June 17, 2002, Mr. Lars Rydin, a representative of Telia in the Supervisory Board was replaced by Mr. Hans Tuvehjelm - Business and Investment Development Director in Telia's International Provider Area.

          Set forth is a list of the current members of the Supervisory Board:

         o Morgan Ekberg (Chairman)
         o Charlotta Grette (previously Oberg)
         o JanHenrik Ahrnell
         o Hans Tuvehjelm
         o David Lawrence Oertle
         o Roberto Italia
         o Donald J. Mucha
         o Jan Franciszek Guz
         o Andrzej Stefan Radziminski
         o Przemyslaw Jaronski


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
         Effective June 1, 2002, Mr. Stefan Albertsson, Marketing and Products Director was appointed a member of the Management Board of Netia Holdings S.A.

         Effective September 17, 2002 Mr. Kjell-Ove Blom, acting President of the Management Board of Netia Holdings S.A. resigned from his post in the Management Board.

         Effective September 17, 2002 Mr. Wojciech Madalski was appointed Chief Executive Officer and President of the Management Boards of Netia Holdings S.A.


         The current members of the Management Board are:

         o Wojciech Madalski (Chief Executive Officer / President)
         o AvrahamHochman
         o Ewa Don-Siemion
         o Mariusz Piwowarczyk
         o Mariusz Chmielewski
         o AntoniDariusz Wojcieszek
         o Tore Stefan Albertsson


    (c)  The following resolutions were adopted at the Extraordinary Meetings of
Shareholders:

    Since January 1, 2002 the following Shareholders Meetings of the Netia Holdings S.A. were held:

1) The Extraordinary Shareholders Meeting of February 5, 2002, which adopted a resolution on closing of the meeting without adoption of any resolutions provided in the agenda of the meeting with 5,064,718 votes in favor and 5 votes abstaining.

2) The Extraordinary Shareholders Meeting of February 19, 2002 adopted a resolution adjourning the meeting until March 5, 2002 with 17,872,458 votes in favor, 90,000 votes against and 385 votes abstaining. On March 5, 2002 again a resolution on adjournment of the same meeting until March 12, 2002 was adopted with 20,026,897 votes in favor and 2 votes abstaining. On March 12, 2002 the adjourned Extraordinary Shareholders meeting adopted the following resolutions:

     a) Resolution no. 1 on cancellation of the sections 1-7 of resolution no. 2 of the Extraordinary Shareholders Meeting of February 19, 2001 related to the increase of the Company's share capital through the issuance of series H shares and resolution no 3 concerning admission of series H shares to the public trading. Resolution no. 1 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

     b) Resolution no. 2 concerning a decrease of the Company's share capital from PLN 188,515,032 to PLN 31,419,172 by decreasing the par value of all existing shares issued by the Company from PLN 6 to PLN 1, which was conditional upon adoption of a resolution increasing the share capital to at least PLN 188,515,032. Resolution no.2 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

     c) Resolution no. 3 concerning an increase of the Company's share capital by an amount not exceeding PLN 317,682,740 through the issuance of up to 317,682,740 series H shares, which may be used only in connection with the restructuring agreement dated March 5, 2002. Resolution no. 3 was adopted with 20,026,897 votes in favor and 2 votes abstaining;


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
     d) Resolution no. 4 concerning admitting series H shares to public trading. Resolution no. 4 was adopted with 20,026,898 votes in favor and 1 vote abstaining;

     e) Resolution no. 5 concerning amendingss.5 of the Company's statute describing the Company's share capital. Resolution no. 5 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

     f) Resolution no. 6 concerning the Company's statute and authorizing the Management Board to increase the Company's share capital within the authorized capital not exceeding PLN 18,373,785 through issuance of series I ordinary bearer shares, which may be used only in connection with the restructuring agreement dated March 5, 2002. Resolution no. 6 was adopted with 20,026,898 shares in favor and 1 share abstaining;

     g) Resolution no. 7 concerning admitting the Company's shares to be issued within the authorized capital to public trading. Resolution no. 7 was adopted with 20,026,897 shares in favor and 2 votes abstaining;

     h) Resolution no. 8 concerning cancellation of ss. 15 section 4(c) of the Company's statute regarding right of BRE Bank S.A. to appoint 1 member of the Supervisory Board. Resolution no. 8 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

     i) Resolution no. 9 concerning the election of Przemyslaw Jaronski as a Supervisory Board member, which was adopted with 20,026,897 votes in favor and 2 votes abstaining; and

     j) Resolution no. 10 concerning authorization for the Supervisory Board to adopt the unified version of the Company's statute, which was adopted with 20,025,897 votes in favor and 1,002 votes abstaining.

3) The Extraordinary Shareholders Meeting held on March 27, 2002 adopted a resolution adjourning the meeting until April 4, 2002 with 17,871,433 votes in favor, 81,300 votes against and 2,043,238 votes abstaining and on April 4, 2002 the adjourned Extraordinary Shareholders Meeting adopted the following resolutions:

     a) Resolution no. 1 concerning amendments to the Company's statute, the conditional increase of the share capital by an amount not exceeding PLN 83,222,437 consisting of (i) up to 64,848,652 ordinary bearer series J shares, which shall be acquired by the holders of the bonds with the priority to acquire the shares and the holders of the right to acquire the shares (warrant) upon their separation from the bonds, and (ii) up to 18,373,785 ordinary bearer shares series K, which shall be granted to the employees, consultants, and board members of the Company pursuant to the stock option plan to be adopted by the Company's Supervisory Board and admission of such shares into trading. Resolution no. 1 was adopted with 19,996,501 votes in favor and 100 votes against.

     b) Resolution no. 2 concerning the authorization of the Management Board to issue up to 50,798,111 bearer bonds with the nominal value of PLN
          0.01 with the priority to subscribe for Company's shares, which shall be issued in three series: (i) series I of up to 31,419,172 bonds with right to subscribe 1 series J share within 2 years from issuance of the bonds and 1 series J share within 3 years from issuance of the bonds, (ii) series II of up to 1,005,154 bonds with right to subscribe 1 series J share within 2 years from issuance of the bonds and 1 series J share within 3 years from issuance of the bonds and (iii) series III of up to 18,373,785 bonds with right to subscribe for

          1 series K share; and authorization to admit such bonds to public trading. Resolution no. 2 was adopted with 19,914,401 votes in favor and 82,200 against.

     c) Resolution no. 3 concerning the share capital increase for the purposes of a performance stock option plan, which was adopted with 19,996,501 votes in favor and 100 votes against.


4) The Ordinary Shareholders Meeting held on June 18, 2002 adopted the following resolutions:

     a) Resolution no. 1 concerning the approval of the Management Board's report for the financial year 2001, the stand-alone financial statements of Netia Holdings S.A. for the financial year 2001 representing total assets and liabilities of PLN 3,334,295,000 and the profit and loss account representing a stand-alone loss of PLN 1,007,754,000, and the consolidated financial statements of Netia Holdings S.A. for the financial year 2001 representing total assets and liabilities of PLN 3,973,908,000 and the profit and loss account representing a consolidated loss of PLN 1,275,637,000. Resolution no. 1 was adopted with 20,037,501 votes in favor and 100 votes against.

     b) Resolution no. 2 concerning the coverage of the stand-alone loss of Netia Holdings S.A. for the financial year 2001 of PLN 1,007,754,000 and consolidated loss of Netia Holdings S.A. for the financial year 2001 of PLN 1,275,637,000. Ordinary Shareholders' Meeting decided to cover the losses by profits from future years. Resolution no. 2 was adopted with 20,037,501 votes in favor and 100 votes abstaining.

     c) Resolution no. 3 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Jan Henrik Ahrnell during the financial year 2001, which was adopted with 19,937,401 votes in favor, 100,100 votes against and 100 votes abstaining.

     d) Resolution no. 4 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Morgan Ekberg during the financial year 2001, which was adopted with 19,937,401 votes in favor, 100,100 votes against and 100 votes abstaining.

     e) Resolution no. 5 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Hans Golteus during the financial year 2001, which was adopted with 19,937,401 votes in favor, 100,100 votes against and 100 votes abstaining.

     f) Resolution no. 6 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Jan Guz during the financial year 2001, which was adopted with 19,915,401 votes in favor, 100,100 votes against and 22,100 votes abstaining.

     g) Resolution no. 7 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Martin Henricson during the financial year 2001, which was adopted with 19,914,401 votes in favor, 123,100 votes against and 100 votes abstaining.

     h) Resolution no. 8 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Roberto Italia during the financial year 2001, which was adopted with 19,869,013 votes in favor, 123,100 votes against and 45,488 votes abstaining.

     i) Resolution no. 9 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Jan Johansson during the financial year 2001, which was adopted with 19,915,401 votes in favor, 100,000 votes against and 22,200 votes abstaining.

     j) Resolution no. 10 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Donald Mucha during the financial year 2001, which was adopted with 19,869,283 votes in favor, 100 votes against and 122,100 votes abstaining.

     k) Resolution no. 11 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by David Oertle during the financial year 2001, which was adopted with 19,914,401 votes in favor, 123,000 votes against and 200 votes abstaining.

     l) Resolution no. 12 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Charlotta Oberg during the financial year 2001, which was adopted with 19,914,401 votes in favor, 101,100 votes against and 22,100 votes abstaining.

     m) Resolution no. 13 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Kaj-Juul Pedersen during the financial year 2001, which was adopted with 19,914,401 votes in favor, 101,000 votes against and 22,200 votes abstaining.

     n) Resolution no. 14 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Andrzej Radziminski during the financial year 2001, which was adopted with 20,036,401 votes in favor and 200 votes abstaining.

     o) Resolution no. 15 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Lars Rydin during the financial year 2001, which was adopted with 19,868,283 votes in favor, 147,218 votes against and 22,100 votes abstaining.

     p) Resolution no. 16 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Andrzej Wojcik during the financial year 2001, which was adopted with 19,915,401 votes in favor, 122,100 votes against and 100 votes abstaining.

     q) Resolution no. 17 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Kjell-Ove Blom during the financial year 2001, which was adopted with 20,037,501 votes in favor and 100 votes abstaining.

     r) Resolution no. 18 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Mariusz Chmielewski during the financial year 2001, which was adopted with 20,037,401 votes in favor and 200 votes abstaining.

     s) Resolution no. 19 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Ewa Don-Siemion during the financial year 2001, which was adopted with 19,915,401 votes in favor, 100,100 votes against and 22,100 votes abstaining.

     t) Resolution no. 20 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Zbigniew Elszt during the financial year 2001, which was adopted with 19,868,283 votes in favor, 101,100 votes against and 68,218 votes abstaining.

     u) Resolution no. 21 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Mattias Gadd during the financial year 2001, which was adopted with 19,868,283 votes in favor, 169,218 votes against and 100 votes abstaining.

     v) Resolution no. 22 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Avraham Hochman during the financial year 2001, which was adopted with 20,037,501 votes in favor and 100 votes abstaining.

     w) Resolution no. 23 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Mariusz Piwowarczyk during the financial year 2001, which was adopted with 19,914,401 votes in favor, 23,100 votes against and 100,100 votes abstaining.

     x) Resolution no. 24 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Dariusz Wojcieszek during the financial year 2001, which was adopted with 19,868,283 votes in favor, 101,000 votes against and 68,318 votes abstaining.

     y) Resolution no. 25 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Waldemar Ziomek during the financial year 2001, which was adopted with 19,868,283 votes in favor, 101,100 votes against and 68,218 votes abstaining.

     z) Resolution no. 26 concerning re-adoption of the following resolutions adopted by the Extraordinary General Shareholders' Meeting of Netia Holdings S.A. on March 12, 2002: (i) Resolution No. 2 decreasing the Company's share capital by PLN 157,095,860 through decreasing the nominal value of the Company's shares from PLN 6 to PLN 1 per one share; (ii) Resolution No. 3 increasing the Company's share capital through the issuance of the series "H" shares with the exclusion of the Company's pre-emptive rights; (iii) Resolution No. 4 admitting series "H" shares to public trading; and, (iv) Resolution No. 5 amending ss. 5 of the Company's Statute. Resolution no. 26 was adopted with 20,037,501 votes in favor and 100 votes abstaining.

     aa) Resolution no. 27 concerning appointment of PricewaterhouseCoopers Sp. z o.o., with its seat in Warsaw, as the auditor of Netia Holdings S.A. with respect to examining the stand-alone financial statements and the consolidated financial statements of Netia Holdings S.A. for the financial year ending December 31, 2002. Resolution no. 27 was adopted with 20,015,501 votes in favor and 22,100 votes abstaining.

5) The Ordinary Shareholders Meeting held on August 30, 2002 adopted the Resolution concerning establishing term of expiry of the mandate of certain Supervisory Board members of Netia Holdings S.A. The Resolution was adopted with 19,869,283 votes in favor and 300 votes abstaining.




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
                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Date:  November 5, 2002



                                              NETIA HOLDINGS S.A.


                                              By: /s/ Wojciech Madalski
                                                  ------------------------------
                                              Name: Wojciech Madalski
                                              Title: President of the Company


                                              By: /s/ Avraham Hochman
                                                  ------------------------------
                                              Name: Avraham Hochman
                                              Title: VP Finance











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